UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of November 2025
Commission File Number 001-33161
NORTH AMERICAN CONSTRUCTION GROUP LTD.
27287 - 100 Avenue
Acheson, Alberta T7X 6H8
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

No.	Documents and Exhibit Index

Management’s Discussion and Analysis for the three and nine months ended September 30, 2025.

Interim consolidated financial statements of North American Construction Group Ltd. for the three and nine months ended September 30, 2025.

99.1	North American Construction Group Ltd. Announces Results for the Third Quarter Ended September 30, 2025.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN CONSTRUCTION GROUP LTD.

By:	/s/ Jason Veenstra
Name:	Jason Veenstra
Title:	Chief Financial Officer
Date: November 12, 2025

NORTH AMERICAN CONSTRUCTION GROUP LTD.

# 2025 THIRD QUARTER REPORT

CAT
CAT
KEEP CLEAR
KEEP CLEAR

NORTH AMERICAN
CONSTRUCTION GROUP

EVERYONE GETS HOME SAFE

Letter to Shareholders
Dear Fellow Shareholders,

Our third quarter results came in slightly better than anticipated with consistent performance across all business units. In comparison to Q2, Q3 delivered a solid 5% increase in combined revenue, a step-change improvement of 5.7% in gross profit margin (from 8.9%1 to 14.6%), a disciplined 30% reduction in sustaining capital spend, and a sizeable $46 million increase in free cash flow. We remain focused on ending the year strong and meeting or exceeding our second half projections.

In Australia, Q3 revenue was up 25% over Q3 2024, sustaining a three-year growth trajectory. The Australian team is strategically focused on operational excellence and expansion through both geographic and commodity diversification. We see significant opportunity to augment our well-established Queensland metallurgical and thermal coal businesses with expanding opportunities in unit rate work in Western Australia and New South Wales. Leveraging Australia's diverse resource wealth, we expect rapid project development and expansion from fossil fuels to critical minerals. We plan to bid these projects and win future work using mostly excess fleet from Canada. Bidding is slated for early 2026 for project starts in the second half of 2026 and early 2027.2

In our infrastructure business, the Fargo-Moorhead flood diversion project is now approximately 80% complete and in its final construction year. The project team is working diligently to deliver a safe and efficient project completion and handover to the O&M team. Strategically, we are actively developing new teaming opportunities as we target a 25% revenue contribution by the end of 2027 with potential subcontract opportunities emerging in late 2026. Separately, we are energized by the growth potential of Nuna joint ventures. We expect increasing project and subcontracting opportunities in the Arctic, driven by increasing resource development, defence projects, and infrastructure, all which align with high priority Canadian nation-building initiatives.2

Our Canadian operations team is focused on cost reductions, improving margins, increased free cash flow, and right-sizing our fleet to meet the reduced demand of our oil sands business. This shift is enabling us to strategically deploy assets to Australia to meet the continued strong demand of that market. Furthermore, we see significant potential in 2026 to deploy assets into Australian unit rate work, Nuna joint venture expansion, and new resource development and infrastructure opportunities in Canada and the US.2

Looking forward to Q4, we remain confident in our ability to safely and efficiently meet or beat the second half outlook provided in August with a keen focus on costs and major steps expected in fleet allocation. Similar to last year, we will provide our formal 2026 outlook in early to mid-December as we expect project awards and purchasing commitments for large scopes of work to be issued at that time.2

On capital allocation, we purchased a total of 725,000 shares in Q3 and a total of 1.8 million shares prior to the NCIB closing date of November 3rd. We continue to view share purchase programs as an attractive way to distribute our expected increasing free cash flow while also maintaining our ability to pay down debt.

Following our encouraging Q3 results, we are focused on our second half commitments and finishing the year strong. I appreciate your continued support and look forward to presenting our 2026 outlook to you in December.

Regards,
Joseph Lambert
President & Chief Executive Officer
November 12, 2025
1 Certain prior period costs within our Fargo joint venture have been reclassified from non-operating to operating to better align with NACG classifications. This reclassification changed combined gross profit and combined gross profit margin, but has no impact on revenue, income before taxes, or net income.
2 This paragraph contains forward-looking information. See the "Forward Looking Information" section of our MD&A for the three and nine months ended September 30, 2025.

i

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2025
November 12, 2025
The following Management’s Discussion and Analysis ("MD&A") is as of November 12, 2025, and should be read in conjunction with the attached unaudited interim consolidated financial statements and notes that follow for the three and nine months ended September 30, 2025, the audited consolidated financial statements and notes for the year ended December 31, 2024, and our annual MD&A for the year ended December 31, 2024.
All financial statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available on the Canadian Securities Administrators' SEDAR+ system at www.sedarplus.com, the US Securities and Exchange Commission's website at www.sec.gov and our Company website at www.nacg.ca.
A non-GAAP financial measure is generally defined by securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. Non-GAAP financial measures do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. In our MD&A, we use non-GAAP financial measures such as "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin", "adjusted EPS", "adjusted net earnings", "backlog", "capital additions", "capital expenditures, net", "capital inventory", "capital work in progress", "cash liquidity", "cash provided by operating activities prior to change in working capital", "cash related interest expense", "combined backlog", "combined gross profit", "combined gross profit margin", "equity investment depreciation and amortization", "equity investment EBIT", "equity method investment backlog", "free cash flow", "general and administrative expenses (excluding stock-based compensation)", "growth capital", "growth capital additions", "growth spending", "invested capital", "margin", "net debt", "net debt leverage", "senior-secured debt", "share of affiliate and joint venture capital additions", "sustaining capital", "total capital liquidity", and "total combined revenue". We also use supplementary financial measures such as “gross profit margin” and “total net working capital (excluding cash and current portion of long-term debt)” in our MD&A. We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements. A summary of our non-GAAP measures is included below under the heading "Non-GAAP financial measures".

Management's Discussion and Analysis September 30, 2025	M-1	North American Construction Group Ltd.

OVERALL PERFORMANCE
Interim MD&A - Quarter 3 highlights

(Expressed in thousands of Canadian Dollars, except per share amounts)	Three months ended
	September 30,
	2025	2024	Change
Revenue	$317,248	$286,857	$30,391
Total combined revenue(i)	390,777	367,155	23,622

Gross profit(ii)	49,723	65,914	(16,191)
Gross profit margin(i)(ii)	15.7%	23.0%	(7.3)%

Combined gross profit(i)(ii)	57,146	73,774	(16,628)
Combined gross profit margin(i)(ii)(iii)(iv)	14.6%	20.1%	(5.5)%

Operating income	35,747	54,621	(18,874)

Adjusted EBITDA(i)	99,039	112,876	(13,837)
Adjusted EBITDA margin(i)(v)	25.3%	30.7%	(5.4)%

Net income(ii)	17,296	14,489	2,807
Adjusted net earnings(i)(ii)	19,481	31,929	(12,448)

Cash provided by operating activities(ii)	91,824	55,278	36,546
Cash provided by operating activities prior to change in working capital(i)(ii)	72,294	86,578	(14,284)

Free cash flow(i)	45,670	(10,652)	56,322

Purchase of PPE(ii)	66,119	67,448	(1,329)
Sustaining capital additions(i)(ii)	46,977	60,240	(13,263)
Growth capital additions(i)	23,275	8,985	14,290

Basic net income per share	$0.59	$0.54	$0.05
Adjusted EPS(i)	$0.67	$1.19	$(0.52)
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(iii)Combined gross profit margin is calculated using combined gross profit over total combined revenue.
(iv) Certain prior period costs within the Fargo joint venture have been reclassified from non-operating to operating to better align with NACG classifications. This reclassification has no impact on revenue, income before taxes, or net income.
(v)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Heavy Equipment - Australia commentary
Revenue, primarily comprised of the MacKellar Group ("MacKellar") revenue, increased by $39.1 million quarter-over-quarter (or 26%) driven by a 20% increase in fleet size coupled with strong operational performance under favourable weather conditions. The large-capacity heavy equipment fleet count of 189 increased from 159 at the end of 2024 Q3, largely driven by contract wins, growth spending, and equipment transfers from Canada. The increased volumes can be primarily attributed equally to the three incremental contracts signed over the past twelve months: i) in August 2024, the fully maintained fleet agreement with a metallurgical coal producer in Queensland, ii) in December 2024, the early works and development contract by a major copper producer in New South Wales; and iii) in August 2025, the amended and extended alliance-type mine services agreement. In comparison to the most recent quarter, 2025 Q2, the revenue increase of 12% reflects the consistent steady growth profile in Australia.
Gross profit was $37.0 million, or 19.6% of revenue, compared to $37.3 million, or 24.9% of revenue, in the comparative prior year period. The reduction in margin percentage in the current year primarily relates to the change in contract and mine site mix in the current year, partially offset by reduced repair parts and consumables spend relating to favourable dry conditions. In comparison to the 2025 Q2 gross profit margin of 15.1%, the 4.5% gross increase (or 30% increase) in this key operational metric benefitted from the steady weather conditions, consistent demand, increased maintenance headcount, and reduced reliance on third-party heavy duty mechanics.
Heavy Equipment - Canada commentary
Heavy Equipment - Canada revenue decreased $7.0 million (or 5.2%) from the prior year generally reflecting recurring overburden and reclamation work in the oil sands region with this specific quarter-over-quarter negative variance primarily being driven by reduced scopes at the Syncrude mines. In comparison to 2025 Q2, the revenue

Management's Discussion and Analysis September 30, 2025	M-2	North American Construction Group Ltd.

decrease of 15% primarily reflects the expected routine seasonal demand in the oil sands region which typically is lowest in the third quarter.
Gross profit of $11.6 million, or 9.2% of revenue, compared to $26.4 million, or 19.9% of revenue, in the comparative prior year period. The reduction to gross margin percentage reflects the inclusion of demobilization activities at the Syncrude mine following reduced scopes, combined with ongoing investment in our fleet through repairs and maintenance. In comparison to 2025 Q2, gross margin percentage improved by 4.8% (or 109%), as consistent and steady operations during the quarter were contrasted by the temporary shutdowns experienced in the second quarter.
Consolidated commentary
Total combined revenue was $390.8 million, an increase of $23.6 million (6%) compared to $367.2 million in 2024 Q3, with $30.4 million relating to the movement in reported revenue discussed above, offset by a $6.8 million reduction in our proportionate share of revenue from equity-consolidated joint ventures. Decreased volumes generated from the Nuna Group of Companies ("Nuna") was the primary driver of the negative variance as revenues from the Fargo joint ventures were generally consistent with the prior year. The Fargo project closed the quarter at 79% complete, up from 70% last quarter, reflecting continued strong progress.
Combined gross profit was $57.1 million, or 14.6% of revenue, a decrease of $16.6 million, or 5.5% of revenue, largely due to the factors discussed above in the main operating segments. Further contributing towards the year-over-year reduction is reduced margin performance from Nuna at their lower revenue levels, combined with a lower margin generated by the Fargo project following a forecast margin revision in Q2 of this year. When comparing combined gross profit to 2025 Q2, the recorded 14.6% margin is a significant improvement from the 8.9%3 we recorded in that quarter, which was the period where the inception-to-date forecast margin true-up impact to revenue was recorded.
General and administrative expenses, excluding stock-based compensation, were $13.0 million (or 4.1% of revenue), compared to $9.3 million (or 3.2% of revenue) in 2024 Q3. The year-over-year increase primarily reflects continued investment in the integration and expansion of our Australian operations, business development activities in pursuit of infrastructure opportunities, and an unrealized foreign exchange loss of $0.8 million on our Australian-denominated debt. Excluding the impact of unrealized foreign exchange fluctuations, the Q3 spending rate of 3.8% of revenue remains roughly consistent with our expectations to effectively support ongoing operational requirements.
Adjusted EBITDA and margin of $99.0 million and 25.3% compared to $112.9 million and 30.7% in the same quarter last year. The 5.4% decrease in margin can be explained by the impacts to gross profit and equity earnings on our joint ventures. When comparing to the 21.6% margin posted in 2025 Q2, the primary drivers of improved margin relate to consistent operations in the oil sands region, increased productive maintenance headcount in Australia, and steady operations within the Fargo joint ventures.
Depreciation expense increased to $49.5 million, up from $43.9 million in the prior-year quarter with the equivalent rates being 15.6% and 15.3%, reflecting a consistent level by volume in both comparable periods. The expense rate improved compared to the depreciation expense of $54.5 million, or 17.0% of revenue, we recorded in 2025 Q2, largely due to lower component write-downs recorded in the Heavy Equipment - Canada segment.
Adjusted earnings were $19.5 million, compared to $31.9 million in 2024 Q3, generating $0.67 of adjusted earnings per share (adjusted EPS), compared to $1.19 in 2024 Q3. Interest expense of $18.5 million in the quarter, inclusive of contingent liability accretion, was comparable to the prior year ($19.3 million) and impacted EPS approximately $0.50. Average outstanding shares during the quarter were 29.2 million compared to 26.8 million in 2024 Q3, an increase of 2.4 million shares as the issuance of 3.0 million shares in February 2025 from convertible debentures were offset by share purchase program activity over the past twelve months.
Free cash flow for the quarter was an inflow of $45.7 million, compared to a use of $10.7 million in 2024 Q3, primarily based on adjusted EBITDA of $99.0 million offset by sustaining capital additions ($47.0 million) and cash interest expense ($14.5 million). Cash generation through changes in working capital balances was mostly offset by cash accumulation within our joint ventures.
3 Certain prior period costs within our Fargo joint venture have been reclassified from non-operating to operating to better align with NACG classifications. This reclassification changed combined gross profit and combined gross profit margin, but has no impact on revenue, income before taxes, or net income.

Management's Discussion and Analysis September 30, 2025	M-3	North American Construction Group Ltd.

FINANCIAL HIGHLIGHTS
Three and nine months ended September 30, 2025, results

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands, except per share amounts)	2025	2024	2025	2024
Revenue	$317,248	$286,857	$978,715	$860,197
Cost of sales(i)	218,033	177,041	690,554	555,515
Depreciation(i)	49,492	43,902	164,717	134,915
Gross profit(i)	$49,723	$65,914	$123,444	$169,767
Gross profit margin(i)(ii)	15.7%	23.0%	12.6%	19.7%
General and administrative expenses (excluding stock-based compensation)(ii)	13,026	9,291	35,814	32,609
Stock-based compensation (benefit) expense	(156)	1,332	(2,600)	3,081
Operating income(i)	35,747	54,621	89,118	132,496
Interest expense, net	15,265	15,003	42,904	44,939
Net income(i)	17,296	14,489	33,709	40,503
Comprehensive income(i)	28,449	15,604	44,781	42,256

Adjusted EBITDA(i)(ii)	99,039	112,876	278,928	301,246
Adjusted EBITDA margin(i)(ii)(iii)	25.3%	30.7%	24.2%	28.9%

Per share information
Basic net income per share	$0.59	$0.54	$1.17	$1.51
Diluted net income per share	$0.56	$0.48	$1.11	$1.36
Adjusted EPS(ii)	$0.67	$1.19	$1.20	$2.77
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".
(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Reconciliation of total reported revenue to total combined revenue

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2025	2024	2025	2024
Revenue from wholly-owned entities per financial statements	$317,248	$286,857	$978,715	$860,197
Share of revenue from investments in affiliates and joint ventures	134,946	144,574	392,686	382,789
Elimination of joint venture subcontract revenue	(61,417)	(64,276)	(218,832)	(200,395)
Total combined revenue(i)	$390,777	$367,155	$1,152,569	$1,042,591
(i)See "Non-GAAP Financial Measures".
Reconciliation of reported gross profit to combined gross profit

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2025	2024	2025	2024
Gross profit from wholly-owned entities per financial statements	$49,723	$65,914	$123,444	$169,767
Share of gross (loss) profit from investments in affiliates and joint ventures	7,423	7,860	10,783	18,624
Combined gross profit(i)(ii)(iii)	$57,146	$73,774	$134,227	$188,391
Combined gross profit margin(i)(ii)(iii)	14.6%	20.1%	11.6%	18.1%

(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(iii) Certain prior period costs within the Fargo joint venture have been reclassified from non-operating to operating to better align with NACG classifications. This reclassification has no impact on revenue, income before taxes, or net income.

Management's Discussion and Analysis September 30, 2025	M-4	North American Construction Group Ltd.

Reconciliation of net income to adjusted net earnings, adjusted EBIT, and adjusted EBITDA

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2025	2024	2025	2024
Net income(i)	$17,296	$14,489	$33,709	$40,503
Adjustments:
Stock-based compensation (benefit) expense	(156)	1,332	(2,600)	3,081
Loss (gain) on disposal of property, plant and equipment	740	348	(344)	641
Unrealized foreign exchange loss	845	114	689	9
Change in FV of contingent obligations - estimate adjustments	(2,771)	17,727	(21,573)	26,585
Loss on derivative financial instruments	1,684	572	9,346	845
Equity investment loss on derivative financial instruments	855	1,836	2,766	2,806
Equity investment restructuring costs	—	—	—	4,517
Depreciation expense relating to early component failures	—	—	4,274	—
Post-acquisition asset relocation and integration costs	—	—	1,640	—
Write-down on assets held for sale	—	—	—	4,181
Tax effect of the above items	988	(4,489)	6,761	(8,974)
Adjusted net earnings(i)(ii)	19,481	31,929	34,668	74,194
Adjustments:
Tax effect of the above items	(988)	4,489	(6,761)	8,974
Income tax expense(i)	6,229	6,996	16,244	16,809
Equity investment EBIT(ii)	5,690	4,365	3,943	7,152
Equity loss (earnings) in affiliates and joint ventures	(5,232)	(4,428)	(3,382)	(9,545)
Change in FV of contingent obligations - interest accretion	3,276	4,262	11,870	12,360
Interest expense, net	15,265	15,003	42,904	44,939
Adjusted EBIT(i)(ii)	43,721	62,616	99,486	154,883
Adjustments:
Depreciation(i)	49,492	43,902	164,717	134,915
Amortization of intangible assets	366	322	1,456	940
Depreciation expense relating to early component failures	—	—	(4,274)	—
Write-down on assets held for sale	—	—	—	(4,181)
Equity investment depreciation and amortization(ii)	5,460	6,036	17,543	14,689
Adjusted EBITDA(i)(ii)	$99,039	$112,876	$278,928	$301,246
Adjusted EBITDA margin(i)(ii)(iii)	25.3%	30.7%	24.2%	28.9%
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".
(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2025	2024	2025	2024
Equity (loss) earnings in affiliates and joint ventures	$5,232	$4,428	$3,382	$9,545
Adjustments:
(Gain) loss on disposal of property, plant and equipment	(44)	(183)	113	(358)
Income tax expense (benefit)	431	738	223	(698)
Interest expense (income)	71	(618)	225	(1,337)
Equity investment EBIT(i)	$5,690	$4,365	$3,943	$7,152
(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis September 30, 2025	M-5	North American Construction Group Ltd.

Analysis of three and nine months ended September 30, 2025 results
Revenue
A breakdown of revenue by reportable segment is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
Heavy Equipment - Australia	$188,531	$149,473	$514,372	$430,593
Heavy Equipment - Canada	125,695	132,654	451,169	413,742
Other	3,082	10,834	17,431	22,021
Eliminations	(60)	(6,104)	(4,257)	(6,159)
	$317,248	$286,857	$978,715	$860,197
A breakdown of revenue by source is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
Operations support services	$282,996	$278,538	$882,676	$825,886
Construction services	26,463	611	67,678	2,133
Equipment and component sales	7,789	7,708	28,361	32,178
	$317,248	$286,857	$978,715	$860,197
For the three months ended September 30, 2025, revenue was $317.2 million, up from $286.9 million in the same period last year, driven by strong global equipment utilization of 74%. The revenue generated by our Heavy Equipment - Australia segment of $188.5 million represents a $39.1 million increase over 2024 Q3. This increase is primarily the result of scope expansion on existing projects, in addition to the continued revenue contribution from a new project that commenced late in 2024. The quarter-over-quarter reduction in Heavy Equipment - Canada revenue is primarily driven by the reduced scopes at Millennium mine, partially offset by the ramp-up of a stream diversion project at the Kearl mine.
For the nine months ended September 30, 2025, revenue was $978.7 million, up from $860.2 million in the same period last year. This growth in Heavy Equipment - Australia segment revenue was driven by the same factors that influenced the quarter. The current year increase in Heavy Equipment - Canada revenue reflects increased reclamation and overburden activities in the first half of the year at Syncrude mines as well as the same factors that influenced the quarter.
A breakdown of gross profit and gross profit margin by reportable segment is as follows:

	Three months ended				Nine months ended
	September 30,				September 30,
	2025		2024		2025		2024
Heavy Equipment - Australia(i)	$36,950	19.6%	$37,255	24.9%	$87,808	17.1%	$107,847	25.0%
Heavy Equipment - Canada(i)	11,551	9.2%	26,356	19.9%	27,750	6.2%	52,175	12.6%
Other	1,449	47.0%	2,311	21.3%	5,635	32.3%	8,616	39.1%
Eliminations	(227)		(8)		2,251		1,129
	$49,723	15.7%	$65,914	23.0%	$123,444	12.6%	$169,767	19.7%
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".

Management's Discussion and Analysis September 30, 2025	M-6	North American Construction Group Ltd.

A breakdown of cost of sales is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2025	2024	2025	2024
Salaries, wages, and benefits	$97,762	$85,920	$291,337	$253,106
Repair parts and consumable supplies(i)	32,580	36,275	171,019	141,837
Subcontractor services	49,906	22,192	148,742	72,691
Equipment and component sales	25,409	19,409	41,105	44,561
Third-party equipment rentals	6,934	6,799	19,637	22,255
Fuel	2,186	3,169	6,906	11,086
Other	3,256	3,277	11,808	9,979
	$218,033	$177,041	$690,554	$555,515

(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
For the three months ended September 30, 2025, gross profit was $49.7 million, representing a 15.7% gross profit margin, down from gross profit of $65.9 million with a 23.0% margin for the same period in 2024. The year-over-year decrease reflects lower margins across both the Australian and Canadian Heavy Equipment segments. The Heavy Equipment - Australia segment reported a gross profit margin of 19.6%, down from 24.9% in the prior year. The decline primarily reflects a higher reliance on subcontractors, which increased operating costs. While most sites successfully reduced subcontractor use during the quarter, following a peak in usage in Q2, specific projects required higher subcontractor involvement to manage drill and blast operations, in line with rising mining activity. Despite the cost pressures, operational performance remained strong, supported by favourable dry weather conditions. Gross profit margins in the Heavy Equipment - Canada segment declined to 9.2%, compared to 19.9% in the same quarter last year. The reduction was driven by demobilization activities following a slowdown at Syncrude mines, combined with continued investment in equipment maintenance and repair programs. These efforts align with our proactive asset management strategy to ensure fleet readiness and long-term operational efficiency.
For the nine months ended September 30, 2025, gross profit was $123.4 million, at a 12.6% gross profit margin, compared with $169.8 million and a 19.7% gross profit margin in the same prior-year period. Heavy Equipment - Australia margins earlier in the current year were negatively affected by an exceptionally heavy rainy season in Q1 and a greater than optimal reliance on subcontractors during Q2 project ramp-ups. Heavy Equipment - Canada performance was negatively impacted by an abrupt, temporary, customer-mandated project shutdown, which provided insufficient lead time for efficient ramp down, resulting in a temporary margin impact.
Depreciation
A breakdown of depreciation by reportable segment is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
Heavy Equipment - Australia(i)	$23,355	$18,084	$64,532	$45,924
Heavy Equipment - Canada(i)	25,831	26,764	102,544	90,109
Eliminations	306	(946)	(2,359)	(1,118)
	$49,492	$43,902	$164,717	$134,915

(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
For the three months ended September 30, 2025, depreciation was $49.5 million, or 15.6% of revenue, comparable as a percentage of revenue from $43.9 million, or 15.3% of revenue, in the same period last year. Depreciation as a percentage of revenue for the quarter remained consistent with the prior year percentage for both the Heavy Equipment - Australia segment (12.4% in 2025 Q3, compared to 12.1% in 2024 Q3) and the Heavy Equipment - Canada segment (20.6% in 2025 Q3, compared to 20.2% in 2024 Q3).

Management's Discussion and Analysis September 30, 2025	M-7	North American Construction Group Ltd.

For the nine months ended September 30, 2025, depreciation was $164.7 million, or 16.8% of revenue, up from $134.9 million, or 15.7% of revenue, in the same period last year. The higher percentage in the current period reflects increases in depreciation as a share of revenue across both primary segments. In the Heavy Equipment – Australia segment, the increase is primarily driven by the expansion of the equipment fleet and is consistent with the expected trend going forward. In the Heavy Equipment – Canada segment, depreciation was elevated due to higher idle time during an extended cold snap in the first quarter, as well as $4.3 million in write-downs related to early component failures.
Operating income
For the three months ended September 30, 2025, we recorded operating income of $35.7 million, representing a decrease of $18.9 million from $54.6 million for the same period of 2024. The year-over-year decline was primarily driven by lower gross profit margins across both main operating segments. General and administrative expenses, excluding stock-based compensation expense, totalled $13.0 million, or 4.1% of revenue, compared to $9.3 million, or 3.2% of revenue, in the prior-year quarter. The increase reflects the integration of MacKellar operations, which continue to ramp up and align with NACG corporate processes, systems, and control framework. Other factors include increased business development spend in pursuit of infrastructure opportunities and an unrealized foreign currency loss of $0.8 million. Stock-based compensation expense decreased by $1.5 million compared to the prior-year period, primarily due to fluctuations in the company's share price, which impacted the carrying value of our liability-classified award plans.
For the nine months ended September 30, 2025, operating income was $89.1 million, down $43.4 million from $132.5 million for the same period in 2024. The reduction reflects lower gross profit driven by temporary operational inefficiencies, weather-related disruptions, and project ramp-up dynamics earlier in the year. General and administrative expenses, excluding stock-based compensation expense, were $35.8 million, or 3.7% of revenue, consistent as a percentage of revenue with $32.6 million, or 3.8% of revenue, for the nine months ended September 30, 2024. This consistency demonstrates effective cost discipline amid the integration of acquired operations and ongoing corporate support for expanding activities. Stock-based compensation expense decreased by $5.7 million year-over-year, also reflecting share price movements that reduced the valuation of liability-classified award plans.
Non-operating income and expense

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2025	2024	2025	2024
Total interest expense	$15,265	$15,003	$42,904	$44,939
Equity earnings in affiliates and joint ventures	(5,232)	(4,428)	(3,382)	(9,545)
Change in fair value of contingent obligations	505	21,989	(9,703)	38,945
Loss on derivative financial instruments	1,684	572	9,346	845
Income tax expense(i)	6,229	6,996	16,244	16,809

(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
Interest expense

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2025	2024	2025	2024
Credit Facility	$4,287	$7,418	$16,019	$21,436
Equipment financing	4,669	3,708	13,356	11,707
Senior unsecured notes	4,395	—	7,309	—
Convertible debentures	693	1,730	2,668	5,151
Interest on customer supply chain financing	—	692	—	2,539
Mortgage	230	237	695	716
Other interest expense	215	438	807	1,087
Cash interest expense	$14,489	$14,223	$40,854	$42,636
Amortization of deferred financing costs	776	780	2,050	2,303
Total interest expense	$15,265	$15,003	$42,904	$44,939

Management's Discussion and Analysis September 30, 2025	M-8	North American Construction Group Ltd.

Total interest expense was $15.3 million during the three months ended September 30, 2025, a slight increase from $15.0 million in the same period of 2024. The small increase primarily reflects interest incurred on our newly issued senior unsecured notes and higher interest expense on equipment financing, partially offset by the combined effect of the conclusion of our customer supply chain financing arrangement in 2024 Q3, the conversion of 5.5% convertible debentures in 2025 Q1, and lower interest on the Credit Facility resulting from reduced overall balances. Cash related interest expense, which excludes amortization of deferred financing costs of $0.8 million, was $14.5 million for the quarter. This represents an average cost of debt of 6.4%, compared to 6.5% for the same period in 2024, reflecting stable borrowing costs despite shifts in our debt mix.
For the nine months ended September 30, 2025, total interest expense was $42.9 million, down from $44.9 million in the same period of 2024. The decrease was primarily driven by the same factors noted above, including the elimination of interest on the convertible debentures, discontinuation of customer supply chain financing, and lower Credit Facility utilization. These reductions were partially offset by interest on the new senior unsecured notes issued in 2025 Q2. Cash-related interest expense for the nine-month period, excluding $2.1 million of deferred financing cost amortization, was $40.9 million. This equates to an average cost of debt of 6.3%, compared to 6.8% for the same period in 2024, highlighting improved capital efficiency and lower effective borrowing costs following our refinancing and capital structure optimization.
Equity earnings in affiliates and joint ventures

Three months ended September 30, 2025	Fargo	MNALP	Nuna	Other entities	Total
Revenues	$53,763	$68,110	$10,820	$2,253	$134,946
Gross profit	2,659	2,357	2,116	291	7,423
Income (loss) before taxes	2,256	1,632	2,153	(378)	5,663
Net income (loss)	2,256	1,632	1,759	(415)	5,232

Three months ended September 30, 2024	Fargo(i)	MNALP	Nuna	Other entities	Total
Revenues	$51,037	$70,438	$19,768	$3,331	$144,574
Gross profit	1,457	2,391	3,792	220	7,860
Income before taxes	288	1,740	3,006	174	5,208
Net income	288	1,740	2,265	135	4,428

(i)Certain prior period costs within our Fargo joint venture have been reclassified from non-operating to operating to better align with NACG classifications. This reclassification has no impact on revenue, income before taxes, or net income.

Nine months ended September 30, 2025	Fargo(i)	MNALP	Nuna	Other entities	Total
Revenues	$114,528	$241,089	$30,051	$7,018	$392,686
Gross (loss) profit	(444)	6,324	4,172	731	10,783
(Loss) income before taxes	(1,974)	4,047	1,049	483	3,605
Net (loss) income	(1,974)	4,047	946	363	3,382

Nine months ended September 30, 2024	Fargo(i)	MNALP	Nuna	Other entities	Total
Revenues	$105,234	$219,465	$47,876	$10,214	$382,789
Gross profit	5,581	7,788	4,367	888	18,624
Income (loss) before taxes	6,053	5,651	(4,140)	1,696	9,260
Net income (loss)	6,053	5,651	(3,748)	1,589	9,545

(i)Certain prior period costs within our Fargo joint venture have been reclassified from non-operating to operating to better align with NACG classifications. This reclassification has no impact on revenue, income before taxes, or net income.
Equity earnings in affiliates and joint ventures was generated by the joint ventures accounted for using the equity method. For the three months ended September 30, 2025, equity earnings were $5.2 million, up from income recorded of $4.4 million in the same period last year. The increase largely relates to steady performance from the Fargo project in the current quarter.
For the nine months ended September 30, 2025, equity earnings were $3.4 million, compared to $9.5 million in the same period last year. The decline was primarily driven by a $7.7 million cumulative catch-up adjustment recorded in 2025 Q2 to revise the forecasted Fargo project margin.

Management's Discussion and Analysis September 30, 2025	M-9	North American Construction Group Ltd.

Change in fair value of contingent obligations

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2025	2024	2025	2024
Change in FV of contingent obligation - estimate adjustments	$(2,771)	$17,727	$(21,573)	$26,585
Increase in FV of contingent obligation - interest accretion	3,276	4,262	11,870	12,360
Change in fair value (FV) of contingent obligation	$505	$21,989	$(9,703)	$38,945
The change in fair value of contingent obligations was an expense of $0.5 million and a benefit of $9.7 million for the three and nine months ended September 30, 2025, respectively (expense of $22.0 million and $38.9 million for the respective three and nine months ended September 30, 2024). Contingent obligations reflect the fair value of acquisition-related liabilities from the acquisition of the MacKellar Group on October 1, 2023. These obligations increase on interest accretion, decrease on payments made, and fluctuate on variances of actual to estimated performance, changes in estimated future performance, and changes in discount rates.
For the three and nine months ended September 30, 2025, adjustments to estimates decreased the obligation by $2.8 million and $21.6 million, respectively. The downward adjustment was driven primarily by actual performance in the first half of 2025 being lower than estimated performance, largely due to the weather impacts experienced and a temporary over-reliance on subcontractor labour. The prior year increases of $17.7 million and $26.6 million included upward revisions to forecasted results based on estimated earnings from newly commissioned growth assets as well as increases to estimated performance from the installed fleet. These fluctuations are excluded from our adjusted earnings calculation given the non-cash, non-recurring nature of the adjustment.
For the three and nine months ended September 30, 2025, interest accretion expense was consistent with the prior year given consistent discount rates. This expense is included in our adjusted earnings calculation as it reflects the implied interest expense of the vendor-provided financing.
Loss on derivative financial instruments
On May 29, 2024, we entered into a swap agreement on our common shares with a financial institution for risk management purposes in relation to our stock-based compensation arrangements. During the three and nine months ended September 30, 2025, we recognized an unrealized loss of $1.7 million and $9.3 million, respectively, on this agreement based on the difference between the par value of the shares and the expected price of our shares at contract maturity. The agreement is for 583,725 shares at a par value of $26.73, and an additional 250,000 shares at a par value of $25.10 as at September 30, 2025. The TSX closing price of the shares as at September 30, 2025, was $19.77 ($30.98 as at December 31, 2024), resulting in a fair value of $5.4 million being recorded to other long-term obligations ($3.9 million recorded to other assets as at December 31, 2024) on the Consolidated Balance Sheets. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Consolidated Statements of Operations and Comprehensive Income.
During the three and nine months ended September 30, 2024, we recognized an unrealized loss of $0.6 million and $0.8 million, respectively, on this same agreement.
Income tax expense

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2025	2024	2025	2024
Current income tax expense(i)	$206	$2,466	$2,781	$5,487
Deferred income tax expense	6,023	4,530	13,463	11,322
Income tax expense	$6,229	$6,996	$16,244	$16,809

(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
Our effective tax rate was 26% and 33% for the three and nine months ended September 30, 2025, respectively, compared to 33% and 29% for the three and nine months ended September 30, 2024, respectively. Our effective tax rate in the current year reflects the mix of taxable earnings and losses across jurisdictions with differing tax rates, combined with withholdings taxes and permanent differences on our stock-based compensation expenses.

Management's Discussion and Analysis September 30, 2025	M-10	North American Construction Group Ltd.

Net income and comprehensive income
For the three months ended September 30, 2025, we recorded $17.3 million and $28.4 million of net income and comprehensive income, respectively, compared to $14.5 million and $15.6 million net income and comprehensive income, respectively, recorded for the same period last year. Comprehensive income includes net income plus other comprehensive income (OCI) that is not included in net income. Our OCI is comprised of changes in unrealized foreign currency translation gains and losses. Our basic net income per share and diluted net income per share for the current period was $0.59 and $0.56, respectively, compared to basic net income per share and diluted net income per share of $0.54 and $0.48, respectively, for the same period last year.
For the nine months ended September 30, 2025, we recorded $33.7 million and $44.8 million of net income and comprehensive income, respectively, compared to $40.5 million and $42.3 million of net income and comprehensive income, respectively, recorded for the same period last year. Our basic net income per share and diluted net income per share of $1.17 and $1.11, respectively, compared to basic net income per share and diluted net income per share of $1.51 and $1.36, respectively, for the same period last year.
Reconciliation of basic net income per share to adjusted EPS

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2025	2024	2025	2024
Net income(i)	$17,296	$14,489	$33,709	$40,503
Interest from convertible debentures (after tax)	624	1,509	2,352	4,490
Diluted net income available to common shareholders(i)	$17,920	$15,998	$36,061	$44,993

Adjusted net earnings(i)(ii)	$19,481	$31,929	$34,668	$74,194

Weighted-average number of common shares	29,166,135	26,823,124	28,798,450	26,762,439
Weighted-average number of diluted common shares	32,283,751	33,087,074	32,588,696	33,087,074

Basic net income per share	$0.59	$0.54	$1.17	$1.51
Diluted net income per share	$0.56	$0.48	$1.11	$1.36
Adjusted EPS(ii)	$0.67	$1.19	$1.20	$2.77
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".
The table below summarizes our consolidated results for the preceding eight quarters:

	Three Months Ended
(dollars in millions, except per share amounts)	Q3 2025	Q2 2025	Q1 2025	Q4 2024(iv)	Q3 2024(iv)	Q2 2024(iv)	Q1 2024(iv)	Q4 2023(iv)
Revenue	$317.2	$320.6	$340.8	$305.6	$286.9	$276.3	$297.0	$328.3
Gross profit(i)	49.7	35.8	37.9	40.2	65.9	50.4	53.5	65.9
Adjusted EBITDA(i)	99.0	80.1	99.9	107.3	112.7	91.1	97.4	101.7
Net income and comprehensive income	28.4	9.7	6.6	3.5	15.6	15.8	10.8	17.8
Basic net income per share(ii)	$0.59	$0.35	$0.22	$0.13	$0.54	$0.54	$0.43	$0.67
Diluted net income per share(ii)	$0.56	$0.33	$0.21	$0.13	$0.48	$0.48	$0.39	$0.59
Adjusted EPS(i)(ii)	$0.67	$0.02	$0.52	$0.95	$1.19	$0.80	$0.79	$0.87
Cash dividend per share(iii)	$0.12	$0.12	$0.12	$0.12	$0.10	$0.10	$0.10	$0.10
(i)See "Non-GAAP Financial Measures".
(ii)Net income and adjusted earnings per share for each quarter have been computed based on the weighted-average number of shares issued and outstanding during the respective quarter. Therefore, quarterly amounts are not additive and may not add to the associated annual or year-to-date totals.
(iii)The timing of payment of the cash dividend per share may differ from the dividend declaration date.
(iv)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
For a full discussion of the factors that can generally contribute to the variations in our quarterly financial results please see "Financial Highlights" in our annual MD&A for the year ended December 31, 2024.

Management's Discussion and Analysis September 30, 2025	M-11	North American Construction Group Ltd.

LIQUIDITY AND CAPITAL RESOURCES
Summary of consolidated financial position

(dollars in thousands)	September 30, 2025	December 31, 2024	Change
Cash	$101,637	$77,875	$23,762
Working capital assets
Accounts receivable	$175,933	$166,070	$9,863
Contract assets	12,168	4,135	8,033
Inventories(i)	74,229	69,027	5,202
Prepaid expenses and deposits	8,674	7,676	998
Working capital liabilities
Accounts payable	(122,699)	(110,750)	(11,949)
Accrued liabilities(i)	(77,434)	(78,010)	576
Contract liabilities	(22,878)	(1,944)	(20,934)
Total net working capital (excluding cash and current portion of long-term debt)(ii)	$47,993	$56,204	$(8,211)

Property, plant and equipment(i)	$1,386,512	$1,251,874	$134,638
Total assets(i)	1,871,847	1,694,500	177,347

Credit Facility(iii)	$264,519	$395,844	$(131,325)
Equipment financing(iii)	334,057	253,639	80,418
Mortgage(iii)	26,959	27,600	(641)
Senior-secured debt(ii)	625,535	677,083	(51,548)
Senior unsecured notes	225,000	—	225,000
Contingent obligations(iii)	100,090	127,866	(27,776)
Convertible debentures(iii)	55,000	129,106	(74,106)
Cash	(101,637)	(77,875)	(23,762)
Net debt(ii)	903,988	856,180	47,808
Total shareholders' equity(i)	471,088	389,036	82,052
Invested capital(ii)	$1,375,076	$1,245,216	$129,860
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".
(iii)Includes current portion.
As at September 30, 2025, we had $101.6 million in cash and $232.7 million unused borrowing availability on the Credit Facility for a total liquidity of $334.3 million (defined as cash plus available and unused Credit Facility borrowings). As at December 31, 2024, we had $77.9 million in cash and $92.7 million of unused borrowing availability on the Credit Facility for total liquidity of $170.6 million. Total net working capital (excluding cash and current portion of long-term debt) was $48.0 million at September 30, 2025 ($56.2 million at December 31, 2024).
Our liquidity is complemented by available borrowings through our equipment leasing partners. As at September 30, 2025, our total available capital liquidity was $359.1 million (defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility). As at December 31, 2024, our total capital liquidity was $275.3 million. Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including specific finance lease obligations for the joint ventures that we guarantee. There are no restrictions within the terms of our Credit Facility relating to the use of operating leases.

Management's Discussion and Analysis September 30, 2025	M-12	North American Construction Group Ltd.

(dollars in thousands)	September 30, 2025	December 31, 2024
Cash	$101,637	$77,875
Credit Facility borrowing limit	530,125	522,550
Credit Facility drawn	(264,519)	(395,844)
Letters of credit outstanding	(32,922)	(33,992)
Cash liquidity(i)	$334,321	$170,589
Finance lease borrowing limit	400,000	400,000
Other debt borrowing limit	20,000	20,000
Equipment financing drawn	(334,057)	(253,639)
Guarantees provided to joint ventures	(61,189)	(61,675)
Total capital liquidity(i)	$359,075	$275,275
(i)See "Non-GAAP Financial Measures".
As at September 30, 2025, we had $3.9 million in trade receivables that were more than 30 days past due compared to $1.2 million as at December 31, 2024. As at September 30, 2025, and December 31, 2024, we did not have an allowance for credit losses related to our trade receivables as we believe that there is minimal risk in the collection of our trade receivables. We continue to monitor the creditworthiness of our customers. As at September 30, 2025, holdbacks totalled $2.5 million, up from $0.8 million as at December 31, 2024.
Capital additions
Reconciliation to Statements of Cash Flows

	Three months ended,		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2025	2024	2025	2024
Purchase of PPE(i)	$66,119	$67,448	$233,852	$223,822
Additions to intangibles	728	2,277	2,027	3,953
Gross capital expenditures	$66,847	$69,725	$235,879	$227,775
Proceeds from sale of PPE	(2,440)	(9,485)	(5,725)	(11,080)
Capital expenditures, net(ii)	$64,407	$60,240	$230,154	$216,695
Finance lease additions	5,845	8,985	50,653	30,054
Capital additions(ii)	$70,252	$69,225	$280,807	$246,749
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".
Sustaining and growth additions

	Three months ended,		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2025	2024	2025	2024
Sustaining(i)	$45,751	$60,240	$190,450	$171,605
Growth	18,656	—	39,704	45,090
Capital expenditures, net(ii)	$64,407	$60,240	$230,154	$216,695
Sustaining	$1,226	$—	$14,553	$14,157
Growth	4,619	8,985	36,100	15,897
Finance lease additions	$5,845	$8,985	$50,653	$30,054
Sustaining(i)	$46,977	$60,240	$205,003	$185,762
Growth	23,275	8,985	75,804	60,987
Capital additions(ii)	$70,252	$69,225	$280,807	$246,749
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis September 30, 2025	M-13	North American Construction Group Ltd.

A breakdown of capital additions by reportable segment is as follows:

	Three months ended			Three months ended
	September 30, 2025			September 30, 2024
	Heavy Equipment - Australia	Heavy Equipment - Canada	Total	Heavy Equipment - Australia	Heavy Equipment - Canada	Total
Sustaining	$22,073	$24,904	$46,977	$49,860	$10,380	$60,240
Growth	23,275	—	23,275	8,985	—	8,985
Capital additions(ii)	$45,348	$24,904	$70,252	$58,845	$10,380	$69,225

	Nine months ended			Nine months ended
	September 30, 2025			September 30, 2024
	Heavy Equipment - Australia	Heavy Equipment - Canada	Total	Heavy Equipment - Australia	Heavy Equipment - Canada	Total
Sustaining	$92,758	$112,245	$205,003	$75,227	$110,535	$185,762
Growth	48,306	27,498	75,804	60,960	27	60,987
Capital additions(ii)	$141,064	$139,743	$280,807	$136,187	$110,562	$246,749
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".
Capital additions for the three months ended September 30, 2025, were $70.3 million ($69.2 million in the prior year) and for the nine months ended September 30, 2025, were $280.8 million ($246.7 million in the prior year). The spend within the Heavy Equipment - Australia segment primarily relates to ongoing routine sustaining maintenance of the existing fleet, along with growth purchases to support increasing customer demand and includes the first Caterpillar 995 commissioned in the state of Queensland. In both current-year periods, the Heavy Equipment - Canada segment incurred higher net sustaining capital spend as the prior-year comparative period is net of proceeds on disposal of underutilized haul trucks, with the remainder of the spend in all periods being invested in ongoing maintenance. Growth capital investment in the Heavy Equipment - Canada segment for the nine months ended September 30, 2025 include additions of trucks, dozers and excavators to the fleet in support of increased construction projects in the oil sands.
We finance a portion of our heavy construction fleet through finance leases and we continue to lease our motor vehicle fleet through our finance lease facilities. Our growth capital additions financed through capital leases during the three and nine months ended September 30, 2025, were $4.6 million and $36.1 million, respectively ($9.0 million and $15.9 million in the prior year) in support of new project commencements in Heavy Equipment - Australia and, earlier in the year, new construction scopes in Heavy Equipment - Canada. Our sustaining capital additions financed through finance leases during the three and nine months ended September 30, 2025, were $1.2 million and $14.6 million, respectively ($nil and $14.2 million in the prior year), used predominantly to purchase replacement single-life units. Our equipment fleet is currently split among owned (80%), finance leased (19%) and rented equipment (1%).
Summary of capital additions in affiliates and joint ventures
Not included in the reconciliation of capital additions above are capital additions made by our affiliates and joint ventures. The table below reflects our share of such net capital additions (disposals).

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2025	2024	2025	2024
Fargo	$431	$7,235	$(1,826)	$16,810
MNALP	2,341	732	9,485	1,908
Nuna	130	(1,469)	321	(1,246)
Other	—	—	8	(112)
Share of affiliate and joint venture capital additions(i)	$2,902	$6,498	$7,988	$17,360
(i)See "Non-GAAP Financial Measures".
Capital additions within the joint ventures in both years are considered to be sustaining in nature. In the current nine-month period, Fargo recorded net capital disposals driven by the phased disposal of equipment as the project

Management's Discussion and Analysis September 30, 2025	M-14	North American Construction Group Ltd.

advances toward the completion of specific stages. MNALP capital largely relates to routine capital maintenance of the existing fleet.
For a complete discussion on our capital expenditures, please see "Liquidity and Capital Resources - Capital Resources" in our most recent annual MD&A for the year ended December 31, 2024.
Summary of consolidated cash flows

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2025	2024	2025	2024
Cash provided by operating activities(i)	$91,824	$55,278	$207,916	$140,668
Cash used in investing activities(i)	(65,862)	(65,857)	(231,466)	(218,969)
Cash (used in) provided by financing activities	(5,628)	19,979	45,194	68,404
Increase (decrease) in cash	$20,334	$9,400	$21,644	$(9,897)

(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
Operating activities

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2025	2024	2025	2024
Cash provided by operating activities prior to change in working capital(i)(ii)	$72,294	$86,578	$212,111	$234,492
Net changes in non-cash working capital(i)	19,530	(31,300)	(4,195)	(93,824)
Cash provided by operating activities(ii)	$91,824	$55,278	$207,916	$140,668
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
Net cash provided by operating activities for the three months ended September 30, 2025, was $91.8 million, up from $55.3 million in the same period of 2024. The $36.5 million increase was primarily driven by favourable movement in non-cash working capital, which provided $19.5 million of cash compared to a $31.3 million used in the prior year. This improvement reflects strong receivables collections, timing of payables, and improved project cash management. Net income increased modestly to $17.3 million from $14.5 million, while non-cash items such as depreciation and amortization of deferred financing costs remained consistent with prior-year levels. Overall, the increase in operating cash flow reflects earnings combined with enhanced working capital efficiency.
Net cash provided by operating activities for the nine months ended September 30, 2025, was $207.9 million, compared to $140.7 million for the same period in 2024. Although net income declined to $33.7 million from $40.5 million, higher depreciation expense and a non-cash derivative loss contributed positively to cash operations in the current year. Net changes in non-cash working capital were a $4.2 million use in 2024, compared to a $93.8 million use in 2024, reflecting enhanced billing and collection timing and reduced cash tied up in projects.
Cash provided by (used in) the net change in non-cash working capital specific to operating activities are summarized in the table below:

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2025	2024	2025	2024
Accounts receivable	$21,217	$(14,249)	$(7,366)	$(62,109)
Contract assets	3,481	(3,061)	(7,984)	18,934
Inventories(i)	516	(7,849)	(4,627)	(6,128)
Prepaid expenses and deposits	(3,002)	(763)	(870)	(1,248)
Accounts payable	(21,089)	1,399	9,377	(24,738)
Accrued liabilities(i)	15,755	(8,291)	22	(23,457)
Contract liabilities	2,652	1,514	7,253	4,922
Net change in non-cash working capital	$19,530	$(31,300)	$(4,195)	$(93,824)
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".

Management's Discussion and Analysis September 30, 2025	M-15	North American Construction Group Ltd.

Investing activities
Cash used in investing activities for the three months ended September 30, 2025, was $65.9 million, consistent with $65.9 million in the same period of 2024. Purchases of property, plant and equipment were comparable at $66.1 million in 2025 versus $67.4 million in the prior year. Proceeds from the disposal of property, plant and equipment were $2.4 million, down from $9.5 million in 2024, reflecting ongoing fleet optimization efforts, while net advances of loans to affiliates and joint ventures decreased to $1.5 million from $5.6 million, and additions to intangibles assets were modest at $0.7 million, down from $2.3 million in 2024.
Cash used in investing activities for the nine months ended September 30, 2025, was $231.5 million, compared to $219.0 million in the same period of 2024. The increase primarily reflects continued capital investments to support project execution and equipment maintenance within both the Canadian and Australian segments. Purchases of property, plant and equipment were $233.9 million, a moderate increase from the prior year's $223.8 million, as we maintained disciplined investment levels aligned with operational needs. Proceeds from asset disposals totalled $5.7 million, down from $11.1 million in 2024, while net advances of loans to affiliates and joint ventures decreased to $1.3 million from $6.3 million, and additions to intangibles decreased to $2.0 million from $4.0 million, reflecting the substantial completion of the MacKellar JDE implementation initiative in 2024.
Financing activities
Cash used in financing activities during the three months ended September 30, 2025, was $5.6 million, compared to net cash provided of $20.0 million in the same period of 2024. The change primarily reflects a shift toward shareholder returns and debt service, offset by continued access to long-term financing. During the quarter, we generated $52.7 million in proceeds from long-term debt, largely offset by repayments of $38.3 million, resulting in a net inflow from debt financing consistent with prior-year activity. We also made dividend payments of $3.4 million and executed share repurchases totalling $13.8 million under our NCIB, compared to no buybacks in the prior year. Treasury share purchases of $2.8 million reflect investment in our employee incentive plans.
Cash provided by financing activities during the nine months ended September 30, 2025, was $45.2 million, compared to $68.4 million in the same period of 2024. The decrease reflects higher debt repayments and increased shareholder distributions, partially offset by strong long-term debt proceeds from refinancing activities completed during the year. Proceeds on long-term debt totalled $618.2 million, up significantly from $201.3 million in 2024, primarily related to the issuance of new senior unsecure notes. Debt repayments increased to $504.4 million compared to $101.6 million in the prior year, as we optimized our debt structure. Dividend payments increased to $10.0 million from $8.0 million, while share repurchases under the NCIB totalled $25.8 million, reflecting our continued focus on balanced capital returns to shareholders.
Free cash flow

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2025	2024	2025	2024
Consolidated Statements of Cash Flows
Cash provided by operating activities(i)	$91,824	$55,278	$207,916	$140,668
Cash used in investing activities(i)	(65,862)	(65,857)	(231,466)	(218,969)
Effect of exchange rate on changes in cash	2,278	(73)	2,118	(1,047)
Add back of growth and non-cash items included in the above figures:
Growth capital additions(ii)	23,275	8,985	75,804	60,987
Capital additions financed by leases(ii)	(5,845)	(8,985)	(50,653)	(30,054)
Free cash flow(i)	$45,670	$(10,652)	$3,719	$(48,415)
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".
Free cash flow was an inflow of cash of $45.7 million, compared to a use of $10.7 million in the same period of 2024. The quarter's outflow primarily reflects sustained capital additions of $47.0 million, which were partially offset by adjusted EBITDA generation of $99.0 million. Cash outflows also included cash interest payments of $14.5 million and current income taxes of $0.2 million. The increase in sustaining capital reflects scheduled equipment rebuilds and component replacements across both the Canadian and Australian segments, consistent with our

Management's Discussion and Analysis September 30, 2025	M-16	North American Construction Group Ltd.

proactive fleet management approach. Overall, free cash flow for the quarter reflects seasonal investment timing and ongoing capital reinvestment to support long-term operational performance.
For the nine months ended September 30, 2025, free cash flow was an inflow of cash of $3.7 million, compared to a use of $48.4 million in the same period of 2024, representing a significant year-over-year improvement in cash generation. The modest outflow in 2025 was largely due to a $4.2 million working capital draw, consistent with normal seasonal patterns, and sustaining capital additions of $205.0 million. These were effectively offset by adjusted EBITDA of $278.9 million, cash interest of $40.9 million, and current income taxes of $2.8 million. The improved result reflects enhanced cash conversion from operations, disciplined capital spending, and favourable working capital timing relative to the prior year.
Contractual obligations
Our principal contractual obligations relate to our long-term debt, finance and operating leases, and supplier contracts. The following table summarizes our future contractual obligations as of September 30, 2025, excluding interest where interest is not defined in the contract (operating leases and supplier contracts). The future interest payments were calculated using the applicable interest rates and balances as at September 30, 2025, and may differ from actual results.

	Payments due by fiscal year
(dollars in thousands)	Total	2025	2026	2027	2028	2029 and thereafter
Credit Facility	$287,668	$3,722	$14,766	$14,766	$254,414	$—
Equipment financing	371,036	29,539	108,846	105,176	67,176	60,299
Senior unsecured notes	304,923	4,359	17,438	17,438	17,438	248,250
Convertible debentures(i)	56,366	688	55,678	—	—	—
Contingent obligations	115,362	18,267	42,932	54,163	—	—
Mortgage	37,902	446	1,783	1,783	1,783	32,107
Operating leases(ii)	14,089	656	1,800	1,548	1,432	8,653
Non-lease components of building lease commitments(iii)	127	—	6	39	42	40
Supplier contracts	6,231	6,231	—	—	—	—
Contractual obligations	$1,193,704	$63,908	$243,249	$194,913	$342,285	$349,349
(i)If not converted earlier.
(ii)Operating leases are net of receivables on subleases of $40 (2025 - $40).
(iii)Non-lease components of lease commitments are net of receivables on subleases of $0 (2025 - $0). These commitments include common area maintenance, management fees, property taxes, and parking related to operating leases.
Contractual obligations of $1,193.7 million as at September 30, 2025, increased from $1,138.1 million as at December 31, 2024, primarily related to the addition of the senior unsecured notes of $304.9 million and increases in equipment financing of $87.0 million, offset by decreases to the Credit Facility of $182.1 million, convertible debentures of $90.4 million and contingent obligations of $63.4 million. We have no off-balance sheet arrangements.

Management's Discussion and Analysis September 30, 2025	M-17	North American Construction Group Ltd.

Credit Facility
On May 1, 2025, we entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate. The amended agreement matures on May 1, 2028, with an option to extend on an annual basis, subject to certain conditions. The agreement is comprised solely of a revolving facility that includes a Canadian dollar tranche of $300.0 million (no change) and an Australian dollar tranche of $250.0 million AUD (no change), totalling $530.1 million of lending capacity using the exchange rate in effect as at September 30, 2025. As at September 30, 2025, the Credit Facility had borrowings of $230.0 million under the Canadian dollar tranche and $37.5 million AUD under the Australian dollar tranche, for total borrowings of $264.5 million using the exchange rate in effect as at September 30, 2025. The Credit Facility permits Senior Unsecured Notes to a limit of $400.0 million, finance lease obligations to a limit of $400.0 million (no change) and certain other borrowings outstanding to a limit of $20.0 million. The permitted amount of $400.0 million for finance lease obligations includes guarantees provided by us to certain joint ventures. During the nine months ended September 30, 2025, financing costs of $0.6 million were incurred in connection with the amended Credit Facility and are recorded in other assets on the Consolidated Balance Sheets.
As at September 30, 2025, the Credit Facility had borrowings of $264.5 million (December 31, 2024 - $395.8 million) and $32.9 million in issued letters of credit (December 31, 2024 - $34.0 million). At September 30, 2025, our borrowing availability under the Credit Facility was $232.7 million (December 31, 2024 - $92.7 million).
Under the terms of the Credit Facility the Senior Debt to Bank EBITDA Ratio is to be maintained at less than or equal to 3.0:1. The Total Debt to Bank EBITDA Ratio is to be maintained at less than or equal to 4.0:1. The Interest Coverage Ratio is to be maintained at a ratio greater than 3.0:1.
Financial covenants are to be tested quarterly on a trailing four quarter basis. As at September 30, 2025, we were in compliance with the Credit Facility covenants. We fully expect to maintain compliance with our financial covenants during the subsequent twelve-month period.
Senior unsecured notes
On May 1, 2025, we completed a private placement of $225 million aggregate principal amount of senior unsecured notes due May 1, 2030 (the “Notes”). The Notes accrue interest at the rate of 7.75% per annum, payable semi-annually in arrears on November 1 and May 1 each year, commencing on November 1, 2025.
The indenture governing the Notes (the “Indenture”) contains customary covenants that limit our ability, in certain respects and subject to certain qualifications and exceptions, to incur additional debt, issue preferred stock, make certain payments and investments, create liens, enter into transactions with affiliates, consolidate, merge, or transfer property and assets.
In the event of a change in control, we may be required to offer to repurchase Notes for a cash price equal to at least 101% of the aggregate principal amount of Notes outstanding, plus accrued and unpaid interest.
Prior to May 1, 2027, we may, upon notice to holders, redeem up to 40% of the principal amount of Notes outstanding by payment of a cash redemption price equal to 107.75% of the principal amount of Notes redeemed, or may redeem more than 40% of the principal amount of Notes outstanding by payment of certain higher premiums set out in more detail in the indenture. On or after May 1, 2027, we may redeem all or any part of the Notes, upon notice to the holders, by paying a cash redemption price of equal to 103.875% of the principal amount for redemptions in 2027, 101.938% of the principal amount for redemptions in 2028 and 100% of the principal amount for redemptions in 2029 or later. Upon any redemption, we will also pay all accrued and unpaid interest up to the date of redemption.
The Notes are subordinate to our Credit Facility, equipment financing and building mortgage and rank senior to existing convertible debentures.
During the three and nine months ended September 30, 2025, financing costs of $nil and $6.3 million, respectively, were incurred in connection with the Notes and are recorded within liabilities on the Consolidated Balance Sheets.

Management's Discussion and Analysis September 30, 2025	M-18	North American Construction Group Ltd.

Subsequent to September 30, 2025, on October 22, 2025, we completed a private placement of $125 million aggregate principal amount of our 7.75% senior unsecured notes due May 1, 2030, representing an additional issuance to the Notes. The Notes have identical terms (except for their issuance date, issuance price, and initial interest accrual date) and are fungible (following the expiry of the applicable statutory hold period) with and are part of the same series as the initial notes.
As previously stated, we will utilize the proceeds of the offering to repay indebtedness under our existing Credit Agreement, and for general corporate purposes.
Outstanding share data
Common shares
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold voting common shares, classified as treasury shares on our Consolidated Balance Sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at November 7, 2025, there were 29,434,233 voting common shares outstanding, which included 871,244 voting common shares held by the trust and classified as treasury shares on our Consolidated Balance Sheets (29,449,960 common shares, including 873,970 common shares classified as treasury shares at September 30, 2025).
For a more detailed discussion of our share data, see "Capital Structure and Securities - Capital Structure" in our most recent AIF.
Convertible debentures

	September 30, 2025	December 31, 2024
5.50% convertible debentures	$—	$74,106
5.00% convertible debentures	55,000	55,000
	$55,000	$129,106
On January 29, 2025, we issued a notice of redemption to the holders of 5.50% convertible debentures at a redemption price equal to their principal amount, plus accrued and unpaid interest thereon up to, but excluding, the redemption date of February 28, 2025. Holders had the option to convert debentures into common shares of the Company prior to the redemption date at a price of $24.23 per share until the redemption date. Any unconverted debentures were redeemed for $1,008.86 per $1,000 principal, including accrued interest. Between January 29, 2025, and February 28, 2025, holders elected to convert $72.7 million of the outstanding principal amount into 3,002,231 common shares. We paid the remaining balance of $1.4 million in cash and delisted the debentures from the Toronto Stock Exchange. We also derecognized unamortized deferred financing costs of $1.9 million related to these debentures.
The 5.00% convertible debentures were issued March 20, 2019, and mature on March 31, 2026. Interest is payable semi-annually on March 31 and September 30 of each year. The current conversion price is $25.02, and is adjusted upon certain events, including: the subdivision or consolidation of the outstanding common shares, issuance of certain options, rights or warrants, distribution of cash dividends in an amount greater than $0.12 per common share, and other reorganizations such as amalgamations or mergers. The debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, we are required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase. The debentures are otherwise not redeemable by us. The remaining unamortized deferred financing costs on the debentures is $0.2 million.

Management's Discussion and Analysis September 30, 2025	M-19	North American Construction Group Ltd.

Swap Agreement
On May 29, 2024, we entered into a swap agreement on our common shares with a financial institution for risk management purposes in relation to our stock-based compensation arrangements. During the three and nine months ended September 30, 2025, we recognized unrealized losses of $1.7 million and $9.3 million, respectively, on this agreement based on the difference between the par value of the shares and the expected price of our shares at contract maturity. The agreement is for 583,725 shares at a par value of $26.73, and an additional 250,000 shares at a par value of $25.10 as at September 30, 2025. The agreements mature on May 31, 2027, and September 31, 2027, respectively, with early termination provisions. The TSX closing price of the shares as at September 30, 2025, was $19.77 ($30.98 as at December 31, 2024), resulting in a fair value of $5.4 million being recorded to other long-term obligations ($3.9 million recorded to other assets as at December 31, 2024) on the Consolidated Balance Sheets as at September 30, 2025. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Interim Consolidated Statements of Operations and Comprehensive Income.
During the three and nine months ended September 30, 2024, we recognized an unrealized loss of $0.6 million and $0.8 million, respectively, on this same agreement.
During the nine months ended September 30, 2024, we realized a gain of $0.2 million, on a different swap agreement, which had been recorded in the prior year as unrealized. This swap agreement was completed on January 3, 2024, and the derivative financial instrument recorded on the Consolidated Balance Sheets was extinguished at that time.
Share purchase program
On November 4, 2024, we commenced a Normal Course Issuer Bid (“NCIB”) to purchase for cancellation up to 2,087,577 common shares. That amount represented approximately 10% of the public float and 7.5% of the issued and outstanding common shares as of that date. To support the NCIB, we entered into an automatic share purchase plan with a designated broker on January 7, 2025. That plan allowed for the purchase of up to 2,087,577 common shares until the NCIB’s expiry on November 3, 2025. During the nine months ended September 30, 2025, we purchased and cancelled 1,256,721 shares under this NCIB at an average price of $20.49 per share. These transactions resulted in a decrease to common shares of $11.3 million and a decrease to additional paid-in capital of $14.5 million on our consolidated balance sheets. As of September 30, 2025, 1,406,129 common shares (67%) have been purchased and cancelled under this program.
Subsequent to the nine months ended September 30, 2025, we purchased and subsequently cancelled 375,421 shares under this NCIB, which resulted in a decrease of common shares of $3,324 and an increase to additional paid-in capital of $4,453. This NCIB was completed on November 3, 2025, at which point we had purchased and subsequently cancelled a total of 1,781,550 shares (85%) under this NCIB, which resulted in a decrease to common shares of $15,736 and a decrease to additional paid-in capital of $22,153.
Debt ratings
On April 24, 2025, our Company received a credit rating from S&P Global Ratings ("S&P") of "BB-" (stable) and from Morningstar DBRS ("Morningstar") of "BB (high)" (stable). On October 7, 2025 and October 24, 2025, respectively, S&P and Morningstar re-confirmed these ratings.

Management's Discussion and Analysis September 30, 2025	M-20	North American Construction Group Ltd.

Backlog
The following summarizes our non-GAAP reconciliation of backlog as at September 30, 2025, and the preceding quarter, as well as revenue generated from backlog for each quarter:

(dollars in thousands)	September 30, 2025	December 31, 2024
Remaining performance obligations per financial statements	$89,607	$227,688
Add: undefined committed volumes	2,912,775	2,888,374
Backlog(i)	$3,002,382	$3,116,062
Equity method investment backlog(i)	273,284	404,711
Combined backlog(i)	$3,275,666	$3,520,773
(i)See "Non-GAAP Financial Measures".
Backlog decreased $113.7 million while combined backlog decreased by $245.1 million on a net basis, during the three months ended September 30, 2025.
Revenue generated from backlog during the nine months ended September 30, 2025, was $840.0 million and we estimate that $77.7 million of our backlog reported above will be performed over the balance of 2025 (combined total of $917.7 million). For the year ended December 31, 2024, revenue generated from backlog was $1,313.0 million.
Related parties
Accounts payable due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing. The following table provides the material aggregate outstanding balances with affiliates and joint ventures.

	September 30, 2025	December 31, 2024
Accounts receivable	$66,737	$73,928
Contract assets	1,215	2,619
Other assets	203	112
Accounts payable	7,276	12,660
Accrued liabilities	6,343	9,070
We enter into transactions with a number of our joint ventures and affiliates that involve providing services primarily consisting of subcontractor services, management fees, equipment rental revenue, and sales of equipment and components. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. The vast majority of services provided in the oil sands region are being completed through MNALP. This joint venture performs the role of contractor and sub-contracts work to us. For the three months ended September 30, 2025, and 2024, revenue earned from these services was $124.7 million and $130.9 million, respectively. For the nine months ended September 30, 2025, and 2024, revenue earned from these services was $446.5 million and $408.0 million, respectively. The accounts receivable, contract assets, accounts payable, and contract liabilities balances above are primarily from these services with MNALP. Other assets and accrued liabilities relate to loans to and from affiliates, primarily for working capital requirements and advances against future dividends from MNALP and Nuna, including accumulated interest on the loans outstanding.

Management's Discussion and Analysis September 30, 2025	M-21	North American Construction Group Ltd.

OUTLOOK
The following table provides projected key measures for 2025. While our revenue guidance remains unchanged, supported by our backlog, our EBITDA and EPS guidance for the second half of 2025 have been adjusted to reflect increased near-term costs related to demand volatility and higher maintenance requirements. Guidance on sustaining and growth capital spending and free cash flow remain unchanged. Our updated debt leverage target reflects the debenture conversions in the first quarter of 2025.

	Actual results for the six months ended		Outlook for the six months ended
	December 31, 2024	June 30, 2025	December 31, 2025
			Current	Previous
Key measures
Combined revenue(i)	$740M	$762M	$700 - $750M	No Change
Adjusted EBITDA(i)	$202M	$180M	$190 - $210M	No Change
Adjusted EPS(i)	$2.15	$0.54	$1.40 - $1.60	No Change
Sustaining capital(i)	$69M	$158M	$60 - $70M	No Change
Free cash flow(i)	$68M	($42M)	$95 - $105M	No Change

Capital allocation
Growth spending(i)	$45M	$53M	Approx. $25M	No Change
Net debt leverage(i)	2.2x	2.2x	Targeting 2.2x	Targeting 2.1x

(i)See "Non-GAAP Financial Measures".
ACCOUNTING ESTIMATES, PRONOUNCEMENTS AND MEASURES
Critical accounting estimates
The preparation of our consolidated financial statements, in conformity with US GAAP, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. For a full discussion of our critical accounting estimates, see "Critical Accounting Estimates" in our annual MD&A for the year ended December 31, 2024.
Change in significant accounting policy - Classification of heavy equipment tires
Effective in the first quarter of 2025, we have changed our accounting policy for the classification of heavy equipment tires. These tires are now recognized as property, plant, and equipment on the Consolidated Balance Sheets and are amortized through depreciation on the Consolidated Statements of Operations and Comprehensive Income. Previously, all tires were classified as inventories and expensed through cost of sales when placed into service. This change in accounting policy provides a more accurate reflection of the role of tires as components of the heavy equipment in which they are utilized, aligning the accounting treatment with the economic substance of their use.
We have applied this change retrospectively in accordance with Accounting Standards Codification ("ASC") 250, Accounting Changes and Error Corrections, by restating the comparative period. For further details regarding the retrospective adjustments, refer to Note 16 in the consolidated financial statements for the period ended September 30, 2025.
Accounting pronouncements recently adopted
Joint venture formations
We adopted the new standard for joint venture formations effective January 1, 2025. In August 2023, the FASB issued ASU 2023-05, Business Combinations - Joint Venture Formations. This accounting standard update was issued to create new requirements for valuing contributions made to a joint venture upon formation. The adoption of this new standard did not have a material impact to the consolidated financial statements.
Stock compensation
We adopted the new standard for stock compensation effective January 1, 2025. In March 2024, the FASB issued ASU 2024-01, Compensation - Stock Compensation. This accounting standard update was issued to reduce complexity in determining if profit interest awards are subject to Topic 718 and to reduce diversity in practice. The adoption of this new standard did not have a material impact to the consolidated financial statements.

Management's Discussion and Analysis September 30, 2025	M-22	North American Construction Group Ltd.

Financial instruments - Credit losses
In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses. This accounting standard update allows entities to apply a practical expedient that assumes that conditions as of the balance sheet date do not change for the remaining life of the asset when estimating expected credit losses of current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. This standard is effective for annual reporting periods beginning after December 15, 2025, and interim periods within those annual reporting periods. Early adoption is permitted and we have elected early adoption. The adoption of this new standard did not have a material impact on the consolidated financial statements.
Recent accounting pronouncements not yet adopted
Income taxes
In December 2023, the FASB issued ASU 2023-09, Income Taxes: Improvements to Income Tax Disclosures. This accounting standard update was issued to increase transparency by improving income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. This standard is effective for annual statements for the fiscal year beginning January 1, 2025, with early adoption permitted. We are assessing the impact the adoption of this standard may have on our consolidated financial statements.
Debt with conversion options
In November 2024, the FASB issued ASU 2024-04, Debt – Debt with Conversion and Other Options. This accounting standard update was issued to improve the relevance and consistency in application of the induced conversion guidance in Subtopic 470-20. This standard is effective for annual statements for the fiscal year beginning January 1, 2026. We are assessing the impact the adoption of this standard may have on our consolidated financial statements.
Expense disaggregation
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures. This accounting standard update was issued to require public entities to disclose additional information about specific expense categories in the notes to financial statements. This standard is effective for annual statements for the fiscal year beginning January 1, 2027. We are assessing the impact the adoption of this standard may have on our consolidated financial statements.
Intangibles - Goodwill and Other - Internal-Use Software
In September 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other - Internal-Use Software. This accounting standard update was issued to modernize the accounting for software costs that are accounted for under Subtopic 350-40 by making targeted improvements to 350-40 to increase the operability of the recognition guidance considering different methods of software development. This standard is effective for annual statements for the fiscal year beginning after December 15, 2027, with early adoption permitted. We are assessing the impact the adoption of this standard may have on our consolidated financial statements.
Non-GAAP financial measures
We believe that the below non-GAAP financial measures are all meaningful measures of business performance because they include or exclude items that are or are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.
"Adjusted EBIT" is defined as adjusted net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method.
"Adjusted EBITDA" is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization.
"Adjusted EPS" is defined as adjusted net earnings, divided by the weighted-average number of common shares.
"Adjusted net earnings" is defined as net income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and

Management's Discussion and Analysis September 30, 2025	M-23	North American Construction Group Ltd.

non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, and certain other non-cash items included in the calculation of net income. These adjustments are tax effected in the calculation of adjusted net earnings.
As adjusted EBIT, adjusted EBITDA, adjusted net earnings and adjusted EPS are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, adjusted EBITDA does not:
•reflect our cash expenditures for capital expenditures, capital commitments or proceeds from capital disposals;
•reflect changes in our cash requirements for our working capital needs;
•reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;
•include tax payments or recoveries that represent a reduction or increase in cash available to us; or
•reflect cash requirements for assets depreciated and amortized that may have to be replaced in the future.
"Backlog" is a measure of the amount of secured work under signed contracts or work orders and serves as an indicator of future revenue potential. We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying expected job scope, value and timing. While not a GAAP term, Backlog is similar in nature to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in "Note 6 - Revenue" in our financial statements. Differences between backlog and GAAP amounts typically relate to work where we have a contractual commitment, but the customer has not yet provided specific direction. In such cases, backlog is based on the expected scope and value of the committed work. For contracts that include termination or cancellation clauses, backlog reflects the total expected scope unless and until a cancellation notice is received. Any amounts included in backlog represent contracts where we consider the likelihood of cancellation to be extremely low. Our equity consolidated backlog includes our share of backlog from joint venture and affiliates, calculated at our ownership percentage.
"Capital additions" is defined as capital expenditures, net and lease additions.
"Capital expenditures, net" is defined as growth capital and sustaining capital. We believe that capital expenditures, net and its components are a meaningful measure to assess resource allocation.
"Capital inventory" is defined as rotatable parts included in property, plant and equipment held for use in the overhaul of property, plant and equipment.
"Capital work in progress" is defined growth capital and sustaining capital prior to commissioning and not available for use.
"Cash liquidity" is defined as cash plus available and unused Credit Facility less outstanding letters of credit.
"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.
"Cash related interest expense" is defined as total interest expense less amortization of deferred financing costs.
"Combined backlog" is a measure of the total of backlog from wholly-owned entities plus equity method investment backlog.
"Combined gross profit" is defined as consolidated gross profit per the financial statements combined with our share of gross profit from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures’ gross profit on our adjusted EBITDA margin.
"Equity investment depreciation and amortization" is defined as our proportionate share (based on ownership interest) of depreciation and amortization in other affiliates and joint ventures accounted for using the equity method.
"Equity investment EBIT" is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense and income taxes.

Management's Discussion and Analysis September 30, 2025	M-24	North American Construction Group Ltd.

"Equity method investment backlog" is a measure of our proportionate share (based on ownership interest) of backlog from affiliates and joint ventures that are accounted for using the equity method.
"Free cash flow" is defined as cash from operations less cash used in investing activities including finance lease additions but excluding cash used for growth capital. For clarity, based on this definition cash generated by joint venture is reported as free cash flow upon issuance of dividends or advances. We believe that free cash flow is a relevant measure of cash available to service our debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
"General and administrative expenses (excluding stock-based compensation)" is a measure of general and administrative expenses recorded on the statement of operations less expenses related to stock-based compensation.
"Growth capital", "growth capital additions", and "growth spending" are defined as new or used revenue-generating and customer facing assets which are not intended to replace an existing asset. These expenditures result in a meaningful increase to earnings and cash flow potential.
"Invested capital" is defined as total shareholders' equity plus net debt.
"Senior-secured debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: finance leases; borrowings under our credit facilities (excluding outstanding Letters of Credit); promissory notes; financing obligations; and mortgage debt. We believe senior-secured debt is a meaningful measure in understanding our debt obligations.
"Net debt" is defined as senior-secured debt plus the sum of the outstanding principal balance (current and long-term portions) of: senior unsecured notes; vendor financing; and convertible debentures less cash recorded on the balance sheets. Net debt is used by us in assessing our debt repayment requirements after using available cash.
"Share of affiliate and joint venture capital additions" is defined as our proportionate share (based on ownership interest) of capital expenditures, net and lease additions from affiliates and joint ventures that are accounted for using the equity method.
"Sustaining capital" is defined as expenditures, net of routine disposals, related to property, plant and equipment which have been commissioned and are available for use operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital.
"Total capital liquidity" is defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility.
"Total combined revenue" is defined as consolidated revenue per the financial statements combined with our share of revenue from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures' revenue on our adjusted EBITDA margin.
Non-GAAP ratios
"Margin" is defined as the financial number as a percentage of total reported revenue. We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.
"Adjusted EBITDA Margin" is defined as adjusted EBITDA divided by total combined revenue.
"Combined gross profit margin" is defined as combined gross profit divided by total combined revenue.
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
“Net debt leverage” is calculated as net debt at period end divided by the trailing twelve-month adjusted EBITDA. We believe this provides meaningful information about our ability to repay and service debt held at period end.
Supplementary Financial Measures
"Gross profit margin" represents gross profit as a percentage of revenue.
“Total net working capital (excluding cash and current portion of long-term debt)” represents net working capital, less the cash and current portion of long-term debt balances.

Management's Discussion and Analysis September 30, 2025	M-25	North American Construction Group Ltd.

INTERNAL SYSTEMS AND PROCESSES
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of September 30, 2025, such disclosure controls and procedures were ineffective based on the unremediated material weakness in our internal control over financial reporting related to insufficient evidence supporting the performance of the inventory count controls within the MacKellar entities' parts and supplies inventory. The material weakness identified in our internal control over financial reporting was identified in 2024 Q4 and is described more fully in the Controls and Procedures section of our 2024 Annual Report.
Management’s report on internal control over financial reporting
As previously reported in our Annual Report for the fiscal year ended December 31, 2024, management identified a material weakness in its internal controls over financial reporting as part of the first time assessment of the effectiveness of ICFR for the MacKellar entities. Specifically, the MacKellar entities did not maintain evidence supporting the performance of controls relating to inventory counts of parts and supplies inventories, due to lack of appropriate training for the individuals conducting the count.
This material weakness in our internal control over financial reporting did not result in any material misstatements to parts and supplies inventories in our unaudited interim consolidated financial statements for the three and nine months ended September 30, 2025.
Management, with oversight of the audit committee of the board of directors, is continuing to implement effective internal controls over the MacKellar entities’ inventory process. The internal control remediation activities underway include, but are not limited to, focused training for the individuals conducting the count, continuing the ERP implementation to fully utilize all modules, and improvements to the control design for effective retention of the evidence to support the performance of the controls. While we have taken steps to implement our remediation plan, the material weakness will not be considered remediated until the applicable controls have operated for a sufficient period and management has concluded, through testing, that the controls are operating effectively.
There have been no significant changes to our internal controls over financial reporting ("ICFR") for the three and nine months ended September 30, 2025, that have materially affected, or are reasonably likely to affect, our ICFR.
LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Please see "Our Business - Health, Safety and Environmental" in our most recent Annual Information Form for a complete discussion on this topic.
Employees and Labour Relations
As at September 30, 2025, we had 288 salaried employees and 1,167 hourly employees in our Australian operations. Approximately 650 are covered under the Fair Work Act and Modern Awards agreement. This agreement outlines the minimum pay rates and conditions of employment for employees and is up for review in late 2025.
As at September 30, 2025, we had 204 salaried employees (September 30, 2024 - 194 salaried employees) and 1,139 hourly employees (September 30, 2024 - 1,087 hourly employees) in our Canadian operations (excluding employees employed by affiliates and joint ventures). Of the hourly employees, approximately 82% are union

Management's Discussion and Analysis September 30, 2025	M-26	North American Construction Group Ltd.

members and work under collective bargaining agreements (September 30, 2024 - 81% ). Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations ranges in size from approximately 700 employees to approximately 1,800 employees, depending on the time of year, types of work and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake.
FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary from the forward-looking information.
Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "anticipate", "believe", "continue", "expect", "intend", "project", "will" or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect.
•All statements related to bidding and winning future work, including statements related to availability and timing of projects and subcontracting opportunities.
•All statements related to our ability to deploy assets into Australian unit rate work, Nuna joint venture expansion, and new resource development and infrastructure opportunities in Canada and the US.
•Our expectation that the timing of project awards and purchasing commitments for large scopes of work will allow us to provide our formal 2026 outlook in early to mid-December of 2025.
•Our belief that there is minimal risk in the collection of our trade receivables.
•Our expectation that we will maintain compliance with financial covenants during the next twelve-month period.
•All statements regarding levels of backlog and the periods of time over which we expect to perform backlog.
•All financial guidance provided in the "Outlook" section of this MD&A, including projections related to combined revenue, Adjusted EBITDA, sustaining capital, Adjusted EPS, free cash flow, growth spending and net debt leverage, and our ability to achieve the same.
Assumptions
Material factors or assumptions used to develop forward-looking statements include, but are not limited to:
•the unusually heavy rainfalls in Australia and the site shutdown in Canada that we experienced being one-time or rare disruptions, with the operational inefficiencies that occurred in relation to them not recurring in Q3;
•the steps we have taken to reduce short-term overreliance on subcontractor support being effective;
•the early component failures and higher idle times that have resulted from extended periods of severe cold being appropriately mitigated in the future;
•The availability of new resource development and infrastructure opportunities in Canada and the US;
•oil and coal prices remaining stable and not dropping significantly in 2025;
•worldwide demand for metallurgical coal and thermal coal remaining stable;
•oil sands production continuing to be resilient to drops in oil prices;
•continuing demand for heavy construction and earth-moving services, including in diversified resources and geographies;

Management's Discussion and Analysis September 30, 2025	M-27	North American Construction Group Ltd.

•continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on that demand;
•our ability to maintain our expenses at current levels in proportion to our revenue;
•work continuing to be required under our master services agreements with various customers and such master services agreements remaining intact;
•our customers' continued willingness and ability to meet their contractual obligations to us;
•our customers' continued economic viability, including their ability to pay us in a timely fashion;
•our customers and potential customers continuing to outsource activities for which we are capable of providing services;
•our ability to source and maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity that enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;
•our continued ability to access sufficient funds to meet our funding requirements;
•our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;
•our relationships with the unions representing certain of our employees continuing to be positive; and
•our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.
These material factors and assumptions are subject to the risks and uncertainties highlighted in our MD&A for the year ended December 31, 2024, and in our most recently filed Annual Information Form.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See "Assumptions" above, "Assumptions" and "Business Risk Factors" in our annual MD&A for the year ended December 31, 2024, and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.
Risk Management
We are exposed to liquidity, market, and credit risks associated with its financial instruments. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to our Company and operations have been reviewed and assessed to reflect changes in market conditions and operating activities.
Market Risk
Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed to at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets, and contract portfolios. International projects can expose us to risks beyond those typical for our activities in our home market, including economic, geopolitical, geotechnical, military,

Management's Discussion and Analysis September 30, 2025	M-28	North American Construction Group Ltd.

adoption of new or expansion of existing tariffs and/or taxes or other restrictions, sanctions risk, partner or third-party intermediary misconduct risks, and other risks beyond the our control, including the duration and severity of the impact of global economic downturns. We have experienced no material change in market risk as of the quarter ended September 30, 2025. For a full discussion of market risk please see our annual MD&A for the year ended December 31, 2024.
ADDITIONAL INFORMATION
Our corporate head office is located at 27287 - 100 Avenue, Acheson, Alberta, T7X 6H8. Telephone and facsimile are 780-960-7171 and 780-969-5599, respectively.
Additional information relating to us, including our AIF dated December 31, 2024, can be found on the Canadian Securities Administrators' SEDAR+ System at www.sedarplus.com, the Securities and Exchange Commission’s website at www.sec.gov and on our Company website at www.nacg.ca.

Management's Discussion and Analysis September 30, 2025	M-29	North American Construction Group Ltd.

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Note	September 30, 2025	December 31, 2024
			Restated Notes 2, 16
Assets
Current assets
Cash		$101,637	$77,875
Accounts receivable	5, 8	175,933	166,070
Contract assets	6(b)	12,168	4,135
Inventories	2, 7, 16	74,229	69,027
Prepaid expenses and deposits		8,674	7,676
Assets held for sale		112	683
		372,753	325,466
Property, plant and equipment, net of accumulated depreciation of $576,366 (December 31, 2024 – $500,303)	2, 16	1,386,512	1,251,874
Operating lease right-of-use assets		11,051	12,722
Investments in affiliates and joint ventures	8	85,365	84,692
Intangible assets		10,657	9,901
Other assets		5,509	9,845
Total assets		$1,871,847	$1,694,500
Liabilities and shareholders’ equity
Current liabilities
Accounts payable		$122,699	$110,750
Accrued liabilities	2, 16	77,434	78,010
Contract liabilities	6(b)	22,878	1,944
Current portion of long-term debt	9	152,439	84,194
Current portion of contingent obligations	14(a)	31,424	39,290
Current portion of operating lease liabilities		1,576	1,771
		408,450	315,959
Long-term debt	9	746,894	719,399
Contingent obligations	14(a)	68,666	88,576
Operating lease liabilities		9,923	11,441
Other long-term obligations		27,759	44,711
Deferred tax liabilities		139,067	125,378
		1,400,759	1,305,464
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – September 30, 2025 - 29,449,960 (December 31, 2024 – 27,704,450))	10(a)	288,524	228,961
Treasury shares (September 30, 2025 - 873,970 (December 31, 2024 - 1,000,328))	10(a)	(14,743)	(15,913)
Additional paid-in capital		7,727	20,819
Retained earnings	16	179,610	156,271
Accumulated other comprehensive income (loss)		9,970	(1,102)
Shareholders' equity		471,088	389,036
Total liabilities and shareholders’ equity		$1,871,847	$1,694,500
Subsequent events (note 9(c) and 10(c)).
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2025	F-1	North American Construction Group Ltd.

Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2025	2024	2025	2024
			Restated Notes 2, 16		Restated Notes 2, 16
Revenue	6	$317,248	$286,857	$978,715	$860,197
Cost of sales	2, 12, 16	218,033	177,041	690,554	555,515
Depreciation	2, 16	49,492	43,902	164,717	134,915
Gross profit		49,723	65,914	123,444	169,767
General and administrative expenses		12,870	10,623	33,214	35,690
Amortization of intangible assets		366	322	1,456	940
Loss (gain) on disposal of property, plant and equipment		740	348	(344)	641
Operating income		35,747	54,621	89,118	132,496
Interest expense, net	13	15,265	15,003	42,904	44,939
Equity earnings in affiliates and joint ventures	8	(5,232)	(4,428)	(3,382)	(9,545)
Loss on derivative financial instruments	14(b)	1,684	572	9,346	845
Change in fair value of contingent obligations	14(a)	505	21,989	(9,703)	38,945
Income before income taxes		23,525	21,485	49,953	57,312
Current income tax expense	2, 16	206	2,466	2,781	5,487
Deferred income tax expense		6,023	4,530	13,463	11,322
Net income		17,296	14,489	33,709	40,503
Other comprehensive income
Unrealized foreign currency translation gain		(11,153)	(1,115)	(11,072)	(1,753)
Comprehensive income		$28,449	$15,604	$44,781	$42,256
Per share information
Basic net income per share	10(b)	$0.59	$0.54	$1.17	$1.51
Diluted net income per share	10(b)	$0.56	$0.48	$1.11	$1.36
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2025	F-2	North American Construction Group Ltd.

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Treasury shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Equity
Balance at December 31, 2023	$229,455	$(16,165)	$20,739	$123,254	$(407)	$356,876
Net income	—	—	—	40,503	—	40,503
Unrealized foreign currency translation gain	—	—	—	—	1,753	1,753
Dividends ($0.30 per share)	—	—	—	(7,911)	—	(7,911)
Purchase of treasury shares	—	(2,362)	—	—	—	(2,362)
Stock-based compensation	—	2,718	1,785	—	—	4,503
Balance at September 30, 2024	$229,455	$(15,809)	$22,524	$155,846	$1,346	$393,362

Balance at December 31,2024	$228,961	$(15,913)	$20,819	$156,271	$(1,102)	$389,036
Net income	—	—	—	33,709	—	33,709
Unrealized foreign currency translation gain	—	—	—	—	11,072	11,072
Dividends ($0.36 per share)	—	—	—	(10,370)	—	(10,370)
Share purchase program	(11,274)	—	(14,527)	—	—	(25,801)
Purchase of treasury shares	—	(3,020)	—	—	—	(3,020)
Stock-based compensation	—	4,190	1,435	—	—	5,625
Conversion of convertible debentures	70,837	—	—	—	—	70,837
Balance at September 30, 2025	$288,524	$(14,743)	$7,727	$179,610	$9,970	$471,088
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2025	F-3	North American Construction Group Ltd.

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2025	2024	2025	2024
			Restated Notes 2, 16		Restated Notes 2, 16
Cash provided by (used in)
Operating activities:
Net income	2, 16	$17,296	$14,489	$33,709	$40,503
Adjustments to reconcile net income to cash from operating activities:
Depreciation	2, 16	49,492	43,902	164,717	134,915
Amortization of deferred financing costs	13	776	780	2,050	2,303
Loss (gain) on disposal of property, plant and equipment		740	348	(344)	641
Loss on derivative financial instruments		1,684	572	9,346	845
Stock-based compensation (benefit) expense		(156)	1,332	(2,600)	3,081
Equity earnings in affiliates and joint ventures	8	(5,232)	(4,428)	(3,382)	(9,545)
Dividends received from affiliates and joint ventures	8	94	82	1,268	3,584
Change in fair value of contingent obligations	14(a)	505	21,989	(9,703)	38,945
Unrealized foreign currency loss		1,187	4,994	2,527	7,013
Deferred income tax expense		6,023	4,530	13,463	11,322
Other adjustments to cash from operating activities		(115)	(2,012)	1,060	885
Net changes in non-cash working capital	2, 15(b), 16	19,530	(31,300)	(4,195)	(93,824)
		91,824	55,278	207,916	140,668
Investing activities:
Purchase of property, plant and equipment	2, 16	(66,119)	(67,448)	(233,852)	(223,822)
Additions to intangible assets		(728)	(2,277)	(2,027)	(3,953)
Proceeds on disposal of property, plant and equipment		2,440	9,485	5,725	11,080
Net advances of loans with affiliates and joint ventures		(1,455)	(5,617)	(1,312)	(6,289)
Cash settlement of derivative financial instruments		—	—	—	4,015
		(65,862)	(65,857)	(231,466)	(218,969)
Financing activities:
Proceeds from long-term debt	9	52,708	50,014	618,182	201,291
Repayment of long-term debt	9	(38,296)	(25,277)	(504,369)	(101,596)
Settlement of convertible debentures	9(e)	—	—	(1,357)	—
Financing costs	9(c), 9(d)	(48)	(13)	(6,920)	(62)
Dividends paid	10(c)	(3,429)	(2,612)	(10,008)	(7,960)
Share purchase program	10(c)	(13,786)	—	(25,801)	—
Purchase of treasury shares	10(a)	(2,777)	(2,133)	(3,020)	(2,362)
Payments towards contingent obligations	14(a)	—	—	(21,513)	(20,907)
		(5,628)	19,979	45,194	68,404
Increase (decrease)		20,334	9,400	21,644	(9,897)
Effect of exchange rate on changes in cash		2,278	(73)	2,118	(1,047)
Cash, beginning of period		79,025	68,343	77,875	88,614
Cash, end of period		$101,637	$77,670	$101,637	$77,670
Supplemental cash flow information (note 15(a)).
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2025	F-4	North American Construction Group Ltd.

Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2025
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
(Unaudited)
1. Nature of operations
North American Construction Group Ltd. ("NACG" or the "Company") was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors within Canada, the United States, and Australia. A significant portion of our services are primarily focused on supporting the construction and operation of surface mines.
2. Significant accounting policies
Basis of presentation
These interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). These interim consolidated financial statements include the accounts of the Company and its wholly-owned incorporated subsidiaries in Canada, the United States, and Australia. All significant intercompany transactions and balances are eliminated upon consolidation. The Company also holds ownership interests in other corporations, partnerships, and joint ventures.
The Company's full year results are not likely to be a direct multiple of any particular quarter or combination of quarters due to seasonality. Oil sands mining in Canada revenues are typically highest in the first quarter of each year as ground conditions are most favourable for this type of work while civil construction revenues are typically highest during the third and fourth quarter, as weather conditions during these seasons are most favourable for this type of work. Rental and production-related mine support revenue in the Queensland region can be impacted by the rainy cyclone season from November through March. During this period, heavy rains can temporarily suspend mining operations from both the direct impacts to the mine itself as well as flooding that can damage perimeter roads required for critical supplies and parts. In addition to revenue variability, gross profit margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for servicing.
Change in significant accounting policy - Classification of heavy equipment tires
Effective in the first quarter of 2025, the Company changed its accounting policy for the classification of heavy equipment tires. These tires are now recognized as property, plant, and equipment on the Consolidated Balance Sheets and are amortized through depreciation on the Consolidated Statements of Operations and Comprehensive Income. Previously, all tires were classified as inventories and expensed through cost of sales when placed into service. This change in accounting policy provides a more accurate reflection of the role of tires as components of the heavy equipment in which they are utilized, aligning the accounting treatment with the economic substance of their use.
The Company has applied this change retrospectively in accordance with Accounting Standards Codification ("ASC") 250, Accounting Changes and Error Corrections, by restating the comparative period presented in these Financial Statements. For further details regarding the retrospective adjustments, refer to Note 16.
3. Accounting pronouncements recently adopted
a) Joint venture formations
The Company adopted the new standard for joint venture formations effective January 1, 2025. In August 2023, the FASB issued ASU 2023-05, Business Combinations - Joint Venture Formations. This accounting standard update was issued to create new requirements for valuing contributions made to a joint venture upon formation. The adoption of this new standard did not have a material impact to the consolidated financial statements.
b) Stock compensation
The Company adopted the new standard for stock compensation effective January 1, 2025. In March 2024, the FASB issued ASU 2024-01, Compensation - Stock Compensation. This accounting standard update was issued to

Interim Consolidated Financial Statements (Unaudited) September 30, 2025	F-5	North American Construction Group Ltd.

reduce complexity in determining if profit interest awards are subject to Topic 718 and to reduce diversity in practice. The adoption of this new standard did not have a material impact to the consolidated financial statements.
c) Financial instruments - Credit losses
In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses. This accounting standard update allows entities to apply a practical expedient that assumes that conditions as of the balance sheet date do not change for the remaining life of the asset when estimating expected credit losses of current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. This standard is effective for annual reporting periods beginning after December 15, 2025, and interim periods within those annual reporting periods. Early adoption is permitted and the Company has elected early adoption. The adoption of this new standard did not have a material impact on the consolidated financial statements.
4. Recent accounting pronouncements not yet adopted
a) Income taxes
In December 2023, the FASB issued ASU 2023-09, Income Taxes: Improvements to Income Tax Disclosures. This accounting standard update was issued to increase transparency by improving income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. This standard is effective for annual statements for the fiscal year beginning January 1, 2025, with early adoption permitted. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.
b) Debt with conversion options
In November 2024, the FASB issued ASU 2024-04, Debt – Debt with Conversion and Other Options. This accounting standard update was issued to improve the relevance and consistency in application of the induced conversion guidance in Subtopic 470-20. This standard is effective for annual statements for the fiscal year beginning January 1, 2026. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.
c) Expense disaggregation
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures. This accounting standard update was issued to require public entities to disclose additional information about specific expense categories in the notes to financial statements. This standard is effective for annual statements for the fiscal year beginning January 1, 2027. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.
d) Intangibles - Goodwill and Other - Internal-Use Software
In September 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other - Internal-Use Software. This accounting standard update was issued to modernize the accounting for software costs that are accounted for under Subtopic 350-40 by making targeted improvements to 350-40 to increase the operability of the recognition guidance considering different methods of software development. This standard is effective for annual statements for the fiscal year beginning after December 15, 2027, with early adoption permitted. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.
5. Accounts receivable

	September 30, 2025	December 31, 2024
Trade	$65,171	$69,411
Holdbacks	2,543	791
Accrued trade receivables	79,523	71,933
Contract receivables	147,237	142,135
Other	28,696	23,935
	$175,933	$166,070
The Company has not recorded an allowance for credit losses and there has been no change to this estimate in the period. Included within other are commodity tax receivables, receivables from related parties, and other non-trade receivables.

Interim Consolidated Financial Statements (Unaudited) September 30, 2025	F-6	North American Construction Group Ltd.

6. Revenue
a) Disaggregation of revenue

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
Revenue by source
Operations support services	$282,996	$278,538	$882,676	$825,886
Equipment and component sales	7,789	7,708	28,361	32,178
Construction services	26,463	611	67,678	2,133
	$317,248	$286,857	$978,715	$860,197
Revenue by commercial terms
Time-and-materials	$274,770	$265,148	$817,002	$747,944
Unit-price	40,988	19,023	154,914	102,361
Lump-sum	1,490	2,686	6,799	9,892
	$317,248	$286,857	$978,715	$860,197
Revenue recognition method
As-invoiced	$281,025	$273,828	$824,954	$775,263
Cost-to-cost percent complete	28,434	5,321	125,400	52,756
Point-in-time	7,789	7,708	28,361	32,178
	$317,248	$286,857	$978,715	$860,197
b) Contract balances

	September 30, 2025	December 31, 2024
Contract assets	$12,168	$4,135
Contract liabilities
Contract liabilities	22,878	1,944
Long-term contract liabilities (included in other long-term obligations)	5,412	19,027
	$28,290	$20,971
Contract assets include unbilled amounts representing revenue recognized from work performed where the Company does not yet have an unconditional right to compensation. These balances generally relate to revenue accruals on contracts where the percentage of completion method of revenue recognition requires an accrual over what has been billed and revenue recognized from variable consideration related to unapproved contract modifications. The increase in contact assets as at September 30, 2025, is a result of increased cost-to-cost percent complete scopes of work and completed scopes of work awaiting final customer approvals to be billed.
Contract liabilities consist of advance payments, billings in excess of costs incurred, and estimated earnings on uncompleted contracts and upfront payments from customers for long-term contracts to assist with operations scaling. During the three months ended September 30, 2025, the Company recognized revenue of $6,444 that was included in the contract liability balance as of June 30, 2025 ($nil in the three months ended September 30, 2024, that was included in the contract balance as of June 30, 2024). During the nine months ended September 30, 2025, the Company recognized revenue of $nil that was included in the contract liability balance as of December 31, 2024 ($59 in the nine months ended September 30, 2024, that was included in the contract balance as of December 31, 2023).
c) Transaction price allocated to the remaining performance obligations
The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. Included is all consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.

For the year ended December 31,
2025 (excluding the nine months ended September 30, 2025)	$28,186
2026	61,421
$89,607

Interim Consolidated Financial Statements (Unaudited) September 30, 2025	F-7	North American Construction Group Ltd.

d) Unapproved contract modifications
The Company recognized revenue from variable consideration related to unapproved contract modifications for the three and nine months ended September 30, 2025, of $855 and $3,539, respectively (three and nine months ended September 30, 2024 – $552 and $3,053). In the three months ended March 31, 2025, the Company recognized $2,684 of revenue related to unapproved contract modifications. Subsequently, in the three months ended June 30, 2025, the Company settled these unapproved contract modifications with the customer. The recognition and settlement of these modifications resulted in adjustments to the transaction price and contract balances during the nine months ended September 30, 2025, which have been reflected in the financial statements. The Company has recorded amounts in current assets related to uncollected consideration from revenue recognized on unapproved contract modifications as at September 30, 2025, of $855 (December 31, 2024 – $nil).
7. Inventories

	September 30, 2025	December 31, 2024
		Restated Notes 2, 16
Repair parts	$59,096	$49,991
Fuel and lubricants	1,503	2,612
Parts and supplies	60,599	52,603
Parts, supplies and components for equipment rebuilds	13,421	15,397
Customer rebuild work in process	209	1,027
	$74,229	$69,027
Parts and supplies relate to inventory held for internal consumption. Parts, supplies and components for equipment rebuilds and customer rebuild work in process relate to inventory held for external sales.
8. Investments in affiliates and joint ventures
The following is a summary of the Company’s interests in its various affiliates and joint ventures, which it accounts for using the equity method:

Affiliate or joint venture name:	Interest
Fargo joint ventures ("Fargo")
ASN Constructors ("ASN")	30%
Red River Valley Alliance LLC ("RRVA")	15%
Mikisew North American Limited Partnership ("MNALP")	49%
Nuna Group of Companies ("Nuna")
Nuna Logistics Ltd.	49%
North American Nuna Joint Venture	50%
Nuna East Ltd.	37%
Nuna Pang Contracting Ltd.	37%
Nuna West Mining Ltd.	49%
NAYL Realty Inc.	49%
Barrooghumba WPH Pty Ltd.	50%
Ngaliku WPH Pty Ltd.	50%
The following table summarizes the movement in the investments in affiliates and joint ventures balance:

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
Balance, beginning of period	$79,181	$81,206	$84,692	$81,435
Share of net income	5,232	4,428	3,382	9,545
Dividends received from affiliates and joint ventures	(94)	(82)	(1,268)	(3,584)
Intercompany eliminations	1,046	(360)	(1,441)	(2,204)
Balance, end of period	$85,365	$85,192	$85,365	$85,192

Interim Consolidated Financial Statements (Unaudited) September 30, 2025	F-8	North American Construction Group Ltd.

a) Affiliate and joint venture condensed financial data
The financial information for the Company's share of the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:
Balance Sheets

September 30, 2025	Fargo	MNALP	Nuna	Other entities	Total
Assets
Cash	$42,016	$893	$81	$323	$43,313
Other current assets	35,067	36,761	36,379	1,294	109,501
Non-current assets	275,177	36,907	17,658	7,346	337,088
Total assets	$352,260	$74,561	$54,118	$8,963	$489,902
Liabilities
Contract liabilities	$39,271	$—	$9	$59	$39,339
Other current liabilities (excluding current portion of long-term debt)	58,271	28,752	6,461	1,333	94,817
Long-term debt (including current portion)	223,279	30,264	6,324	5,902	265,769
Non-current liabilities	131	—	4,481	—	4,612
Total liabilities	$320,952	$59,016	$17,275	$7,294	$404,537
Net investments in affiliates and joint ventures	$31,308	$15,545	$36,843	$1,669	$85,365

December 31, 2024	Fargo	MNALP	Nuna	Other entities	Total
Assets
Cash	$78,346	$3,197	$1,518	$364	$83,425
Other current assets	5,342	43,424	36,053	1,899	86,718
Non-current assets	270,763	34,393	18,198	7,439	330,793
Total assets	$354,451	$81,014	$55,769	$9,702	$500,936
Liabilities
Contract liabilities	$69,683	$—	$2,311	$4	$71,998
Other current liabilities (excluding current portion of long-term debt)	30,528	37,401	6,045	1,900	75,874
Long-term debt (including current portion)	219,516	30,221	7,508	6,021	263,266
Non-current liabilities	341	—	4,765	—	5,106
Total liabilities	$320,068	$67,622	$20,629	$7,925	$416,244
Net investments in affiliates and joint ventures	$34,383	$13,392	$35,140	$1,777	$84,692
Included within the Company's share of Nuna, as at September 30, 2025, are contract assets (other current assets) of $8,281 from variable consideration related to unapproved contract modifications (December 31, 2024 – $8,281).
Statements of Operations

Three months ended September 30, 2025	Fargo	MNALP	Nuna	Other entities	Total
Revenues	$53,763	$68,110	$10,820	$2,253	$134,946
Gross profit	2,659	2,357	2,116	291	7,423
Income (loss) before taxes	2,256	1,632	2,153	(378)	5,663
Net income (loss)	2,256	1,632	1,759	(415)	5,232

Three months ended September 30, 2024	Fargo(i)	MNALP	Nuna	Other entities	Total
Revenues	$51,037	$70,438	$19,768	$3,331	$144,574
Gross profit	1,457	2,391	3,792	220	7,860
Income before taxes	288	1,740	3,006	174	5,208
Net income	288	1,740	2,265	135	4,428

(i) Certain prior period costs within the Fargo joint venture have been reclassified from non-operating to operating to better align with NACG classifications. This reclassification has no impact on revenue, income before taxes, or net income.

Interim Consolidated Financial Statements (Unaudited) September 30, 2025	F-9	North American Construction Group Ltd.

Nine months ended September 30, 2025	Fargo(i)	MNALP	Nuna	Other entities	Total
Revenues	$114,528	$241,089	$30,051	$7,018	$392,686
Gross (loss) profit	(444)	6,324	4,172	731	10,783
(Loss) income before taxes	(1,974)	4,047	1,049	483	3,605
Net (loss) income	(1,974)	4,047	946	363	3,382

Nine months ended September 30, 2024	Fargo(i)	MNALP	Nuna	Other entities	Total
Revenues	$105,234	$219,465	$47,876	$10,214	$382,789
Gross profit	5,581	7,788	4,367	888	18,624
Income (loss) before taxes	6,053	5,651	(4,140)	1,696	9,260
Net income (loss)	6,053	5,651	(3,748)	1,589	9,545

(i) Certain prior period costs within the Fargo joint venture have been reclassified from non-operating to operating to better align with NACG classifications. This reclassification has no impact on revenue, income before taxes, or net income.
b) Related parties
The following table provides the material aggregate outstanding balances with affiliates and joint ventures. Accounts payable and accrued liabilities due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing.

	September 30, 2025	December 31, 2024
Accounts receivable	$66,737	$73,928
Contract assets	1,215	2,619
Other assets	203	112
Accounts payable	7,276	12,660
Accrued liabilities	6,343	9,070
The Company enters into transactions with a number of its joint ventures and affiliates that involve providing services primarily consisting of subcontractor services, equipment rental revenue, and sales of equipment and components. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. For the three and nine months ended September 30, 2025, revenue earned from these services was $124,654 and $446,487, respectively (three and nine months ended September 30, 2024, - $130,913 and $407,971, respectively). The majority of services are being completed through the MNALP joint venture which performs the role of contractor and subcontracts work to the Company. Accounts receivable balances from MNALP are recorded when MNALP invoices the external customer and are settled when MNALP receives payment. At September 30, 2025, MNALP had recorded accounts receivable of $71,559 on its balance sheet (December 31, 2024 – $84,042).
9. Long-term debt

	Note	September 30, 2025	December 31, 2024
Equipment financing	9(a)	$334,057	$253,639
Senior unsecured notes	9(c)	225,000	—
Credit Facility	9(d)	264,519	395,844
Convertible debentures	9(e)	55,000	129,106
Mortgage		26,959	27,600
Unamortized deferred financing costs		(6,202)	(2,596)
		$899,333	$803,593
Less: current portion of long-term debt		(152,439)	(84,194)
		$746,894	$719,399
The current portion of long-term debt in both periods includes amounts due within the next 12 months for equipment financing and mortgage. As at September 30, 2025, it also includes $55,000 related to the 5.0% debentures maturing in March 2026, which became current during the year and is classified as long-term at December 31, 2024.

Interim Consolidated Financial Statements (Unaudited) September 30, 2025	F-10	North American Construction Group Ltd.

a) Equipment financing

	Note	September 30, 2025	December 31, 2024
Financing obligations	9(b)	$243,905	$197,018
Finance lease obligations		87,736	54,558
Promissory notes		2,416	2,063
		$334,057	$253,639

	Three months ended			Three months ended
	September 30, 2025			September 30, 2024
	Additions	Payments	Change in foreign exchange rates	Additions	Payments	Change in foreign exchange rates
Financing obligations	$36,361	$(22,316)	$4,655	$21,029	$(17,952)	$3,559
Finance lease obligations	5,845	(6,061)	311	8,985	(6,623)	339
Promissory notes	1,347	(499)	—	—	(494)	—
	$43,553	$(28,876)	$4,966	$30,014	$(25,069)	$3,898

	Nine months ended			Nine months ended
	September 30, 2025			September 30, 2024
	Additions	Payments	Change in foreign exchange rates	Additions	Payments	Change in foreign exchange rates
Financing obligations	$109,531	$(68,261)	$5,617	$92,076	$(57,229)	$4,531
Finance lease obligations	50,653	(18,317)	842	30,054	(20,963)	1,394
Promissory notes	1,885	(1,532)	—	—	(2,785)	—
	$162,069	$(88,110)	$6,459	$122,130	$(80,977)	$5,925
b) Financing obligations
During the three and nine months ended September 30, 2025, the Company recorded new financing obligations of $36.4 million and $109.5 million, respectively. The financing contracts expire between January 2028 and August 2030 and bear interest between 4.32% and 6.98%. The financing obligations are secured by the corresponding property, plant and equipment.
c) Senior unsecured notes
On May 1, 2025, the Company completed a private placement of $225 million aggregate principal amount of senior unsecured notes due May 1, 2030 (the “Notes”). The Notes accrue interest at the rate of 7.75% per annum, payable semi-annually in arrears on November 1 and May 1 each year, commencing on November 1, 2025.
The indenture governing the Notes (the “Indenture”) contains customary covenants that limit the Company's ability, in certain respects and subject to certain qualifications and exceptions, to incur additional debt, issue preferred stock, make certain payments and investments, create liens, enter into transactions with affiliates, consolidate, merge, or transfer property and assets.
In the event of a change in control of the Company, the Company may be required to offer to repurchase Notes for a cash price equal to at least 101% of the aggregate principal amount of Notes outstanding, plus accrued and unpaid interest.
Prior to May 1, 2027, the Company may, upon notice to holders, redeem up to 40% of the principal amount of Notes outstanding by payment of a cash redemption price equal to 107.75% of the principal amount of Notes redeemed from the proceeds of an equity offering, or may redeem more than 40% of the principal amount of Notes outstanding by payment of certain higher premiums set out in more detail in the indenture. On or after May 1, 2027, the Company may redeem all or any part of the Notes, upon notice to the holders, by paying a cash redemption price of equal to 103.875% of the principal amount for redemptions in 2027, 101.938% of the principal amount for redemptions in 2028 and 100% of the principal amount for redemptions in 2029 or later. Upon any redemption, the Company will also pay all accrued and unpaid interest up to the date of redemption.
The Notes are subordinate to the Company's Credit Facility, equipment financing and building mortgage and rank senior to existing convertible debentures.

Interim Consolidated Financial Statements (Unaudited) September 30, 2025	F-11	North American Construction Group Ltd.

During the three and nine months ended September 30, 2025, financing costs of $47 and $6,322, respectively, were incurred in connection with the Notes and are recorded within liabilities on the Consolidated Balance Sheets.
Subsequent to September 30, 2025, on October 22, 2025, the Company completed a private placement of $125 million aggregate principal amount of its 7.75% senior unsecured notes due May 1, 2030, representing an additional issuance to the Notes. The Notes have identical terms (except for their issuance date, issuance price, and initial interest accrual date) and are fungible (following the expiry of the applicable statutory hold period) with and are part of the same series as the initial notes.
As previously stated, the Company will utilize the proceeds of the offering to repay indebtedness under its existing Credit Agreement, and for general corporate purposes.
d) Credit Facility
On May 1, 2025, the Company entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate. The amended agreement matures on May 1, 2028, with an option to extend on an annual basis, subject to certain conditions. The agreement is comprised solely of a revolving facility that includes a Canadian dollar tranche of $300.0 million (no change) and an Australian dollar tranche of $250.0 million AUD (no change), totalling $530.1 million of lending capacity using the exchange rate in effect as at September 30, 2025. As at September 30, 2025, the Credit Facility had borrowings of $230.0 million under the Canadian dollar tranche and $37.5 million AUD under the Australian dollar tranche, for total borrowings of $264.5 million using the exchange rate in effect as at September 30, 2025. The Credit Facility permits Senior Unsecured Notes to a limit of $400.0 million, finance lease obligations to a limit of $400.0 million (no change) and certain other borrowings outstanding to a limit of $20.0 million. The permitted amount of $400.0 million for finance lease obligations includes guarantees provided by the Company to certain joint ventures. During the nine months ended September 30, 2025, financing costs of $0.6 million were incurred in connection with the amended Credit Facility and are recorded in other assets on the Consolidated Balance Sheets.
As at September 30, 2025, there was $32.9 million (December 31, 2024 - $34.0 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $232.7 million (December 31, 2024 - $92.7 million).
As at September 30, 2025, there was $7.2 million in borrowing availability under finance lease obligations (December 31, 2024 - $86.7 million). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including the finance lease obligations for the joint ventures that the Company guarantees.
The Credit Facility has three financial covenants that must be tested quarterly on a trailing four-quarter basis. As at September 30, 2025, the Company was in compliance with its financial covenants.
•The first covenant is the Senior Debt to Bank EBITDA Ratio
◦"Senior Debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under the Company's credit facilities (including outstanding Letters of Credit); (iii) promissory notes; (iv) financing obligations; and (v) guarantees provided for joint ventures. For clarity, Senior Debt excludes vendor financing, convertible debentures and senior unsecured notes.
◦"Bank EBITDA" is defined as earnings before interest, taxes, depreciation and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, acquisition costs, and certain other non-cash items included in the calculation of net income.
◦The Senior Debt to Bank EBITDA Ratio must be no greater than 3.0:1.
•The second covenant is the Total Debt to Bank EBITDA Ratio.
◦"Total Debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under the Company's credit facilities (including outstanding Letters of Credit); (iii) mortgage; (iv) promissory notes; (v) financing obligations; (vi) vendor financing; (vii) guarantees provided for joint ventures; and (viii) senior unsecured notes. For clarity, Total Debt excludes convertible debentures.

Interim Consolidated Financial Statements (Unaudited) September 30, 2025	F-12	North American Construction Group Ltd.

◦The Total Debt to Bank EBITDA Ratio must be less than or equal to 4.0:1.
•The third covenant is the Interest Coverage Ratio which is calculated by dividing Bank EBITDA by Interest Expense.
◦"Interest Expense" is defined as the aggregate amount of interest and other financing charges paid or payable by the Canadian Borrower, on account of such period with respect to Debt, including interest, amortization of discount and financing fees, commissions, discounts, the interest or time value of money component of costs related to factoring or securitizing receivables or monetizing inventory and other fees and charges payable with respect to letters of credit, letters of guarantee and bankers’ acceptance financing, standby fees, the interest component of Capital Leases, all as determined in accordance with GAAP.
◦The Interest Coverage Ratio must be greater than 3.0:1.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Australian Bank Bill Swap Reference Rate ("BBSY"), Canadian Bankers’ Acceptance Rate or the Secured Overnight Financing Rate ("SOFR") (all such terms as used or defined in the Credit Facility), plus applicable margins. The Company is also subject to non-refundable standby fees, 0.40% to 0.75% depending on the Company's Total Debt to Bank EBITDA Ratio. The Credit Facility is secured by a lien on all of the Company's existing and after-acquired property.
The Company acts as a guarantor for drawn amounts under revolving equipment lease credit facilities which have a combined capacity of $115.0 million for MNALP, an affiliate of the Company. This equipment lease credit facility allows MNALP to avail the credit through lease agreements and/or equipment finance contracts with appropriate supporting documents. As at September 30, 2025, the Company has provided guarantees on this facility of $61.2 million (December 31, 2024 - $61.7 million). The revolving equipment lease credit facilities are secured by the underlying financed equipment assets. The Company is only liable for any shortfall that might exist in the event of a default if proceeds from the sale of the underlying assets are insufficient to cover amounts owing. At this time, there have been no instances or indication that payments will not be made by MNALP and, therefore, no liability has been recorded related to these guarantees.
e) Convertible debentures

	September 30, 2025	December 31, 2024
5.50% convertible debentures	$—	$74,106
5.00% convertible debentures	55,000	55,000
	$55,000	$129,106
On January 29, 2025, the Company issued a notice of redemption to the holders of 5.50% convertible debentures at a redemption price equal to their principal amount, plus accrued and unpaid interest thereon up to, but excluding, the redemption date of February 28, 2025. Holders had the option to convert debentures into common shares of the Company prior to the redemption date at a price of $24.23 per share until the redemption date. Any unconverted debentures were redeemed for $1,008.86 per $1,000 principal, including accrued interest. Between January 29, 2025, and February 28, 2025, holders elected to convert $72,749 of the outstanding principal amount into 3,002,231 common shares. The Company paid the remaining balance of $1,357 in cash and delisted the debentures from the Toronto Stock Exchange. The Company also derecognized unamortized deferred financing costs of $1,912 related to these debentures.
The 5.00% convertible debentures were issued March 20, 2019, and mature on March 31, 2026. Interest is payable semi-annually on March 31 and September 30 of each year. The current conversion price is $25.02, and is adjusted upon certain events, including: the subdivision or consolidation of the outstanding common shares, issuance of certain options, rights or warrants, distribution of cash dividends in an amount greater than $0.12 per common share for the 5.00% convertible debentures, and other reorganizations such as amalgamations or mergers. The debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, the Company is required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase. The debentures are otherwise not redeemable by the Company. The remaining unamortized deferred financing costs on the debentures is $199.

Interim Consolidated Financial Statements (Unaudited) September 30, 2025	F-13	North American Construction Group Ltd.

10. Shares
a) Common shares

	Common shares	Treasury shares	Common shares, net of treasury shares
Issued and outstanding as at December 31, 2024	27,704,450	(1,000,328)	26,704,122
Issued upon conversion of convertible debentures	3,002,231	—	3,002,231
Retired through share purchase program	(1,256,721)	—	(1,256,721)
Purchase of treasury shares	—	(15,330)	(15,330)
Settlement of certain equity classified stock-based compensation	—	141,688	141,688
Issued and outstanding as at September 30, 2025	29,449,960	(873,970)	28,575,990
b) Net income per share

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
		Restated Notes 2, 16		Restated Notes 2, 16
Net income	$17,296	$14,489	$33,709	$40,503
Interest from convertible debentures (after tax)	624	1,509	2,352	4,490
Diluted net income available to common shareholders	$17,920	$15,998	$36,061	$44,993

Weighted-average number of common shares	29,166,135	26,823,124	28,798,450	26,762,439
Weighted-average effect of dilutive securities
Dilutive effect of treasury shares	919,375	1,004,158	977,219	1,064,843
Dilutive effect of 5.00% convertible debentures	2,198,241	2,174,773	2,198,241	2,174,773
Dilutive effect of 5.50% convertible debentures	—	3,085,019	614,786	3,085,019
Weighted-average number of diluted common shares	32,283,751	33,087,074	32,588,696	33,087,074

Basic net income per share	$0.59	$0.54	$1.17	$1.51
Diluted net income per share	$0.56	$0.48	$1.11	$1.36
For the three and nine months ended September 30, 2025, and 2024, all securities were dilutive.
c) Share purchase program
On November 4, 2024, the Company commenced a normal course issuer bid ("NCIB") under which a maximum number of 2,087,577 common shares were authorized to be purchased. During the nine months ended September 30, 2025, the Company purchased and subsequently cancelled 1,256,721 shares under this NCIB, which resulted in a decrease to common shares of $11,274 and a decrease to additional paid-in capital of $14,527. To support the NCIB, the Company entered into an automatic share purchase plan with a designated broker on January 7, 2025. This plan allows for the purchase of up to 2,087,577 common shares until the NCIB’s expiry on November 3, 2025. As of September 30, 2025, 1,406,129 common shares (67%) have been purchased and cancelled under this program.
Subsequent to the nine months ended September 30, 2025, the Company purchased and subsequently cancelled 375,421 shares under this NCIB, which resulted in a decrease of common shares of $3,324 and an increase to additional paid-in capital of $4,453. This NCIB was completed on November 3, 2025, at which point the Company purchased and subsequently cancelled a total of 1,781,550 shares (85%) under this NCIB, which resulted in a decrease to common shares of $15,736 and a decrease to additional paid-in capital of $22,153.

Interim Consolidated Financial Statements (Unaudited) September 30, 2025	F-14	North American Construction Group Ltd.

d) Dividends

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q1 2024	February 20, 2024	$0.10	March 8, 2024	April 5, 2024	$2,674
Q2 2024	April 30, 2024	$0.10	May 31, 2024	July 5, 2024	$2,674
Q3 2024	July 31, 2024	$0.10	August 30, 2024	October 4, 2024	$2,624
Q4 2024	October 29, 2024	$0.12	November 27, 2024	January 5, 2025	$3,022
Q1 2025	February 24, 2025	$0.12	March 13, 2025	April 9, 2025	$3,557
Q2 2025	May 14, 2025	$0.12	June 4, 2025	July 11, 2025	$3,429
Q3 2025	August 12, 2025	$0.12	August 29, 2025	October 3, 2025	$3,384
11. Segmented information
a) General information
The Company provides a wide range of mining and heavy civil construction services to customer in the resource development and industrial construction sectors within Canada, the United States, and Australia. A significant portion of our services are primarily focused on supporting the construction and operation of surface mines. The Company considers the basis on which it is organized, including geographic areas, to identify its operating segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision makers ("CODMs") are the President & CEO and the CFO of the Company.
The Company’s reportable segments are Heavy Equipment - Canada, Heavy Equipment - Australia, and Other. Heavy Equipment - Canada and Heavy Equipment - Australia include all of aspects of the mining and heavy civil construction services provided within those geographic areas. Other includes our mine management contract work in the United States, our external maintenance and rebuild programs and our equity method investments.
Segment performance is evaluated by the CODMs based on gross profit and is measured consistently with gross profit in the consolidated financial statements. Inter-segment revenues are eliminated on consolidation and reflected in the Eliminations column.
b) Results by reportable segment

Three months ended September 30, 2025	Heavy Equipment - Australia	Heavy Equipment - Canada	Other	Eliminations	Total
Revenue from external customers	$188,531	$125,695	$3,082	$—	$317,308
Revenue from intersegment transactions	—	—	—	(60)	(60)
Cost of sales	128,226	88,313	1,633	(139)	218,033
Depreciation expense	23,355	25,831	—	306	49,492
Segment gross profits	36,950	11,551	1,449	(227)	49,723
Purchase of property, plant and equipment	41,468	24,651	—	—	66,119

Three months ended September 30, 2024	Heavy Equipment - Australia	Heavy Equipment - Canada	Other	Eliminations	Total
Restated Notes 2, 16
Revenue from external customers	$149,767	$132,654	$4,426	$—	$286,847
Revenue from intersegment transactions	(294)	—	6,408	(6,104)	10
Cost of sales	94,134	79,534	8,523	(5,150)	177,041
Depreciation expense	18,084	26,764	—	(946)	43,902
Segment gross profits	37,255	26,356	2,311	(8)	65,914
Purchase of property, plant and equipment	55,572	11,876	—	—	67,448

Interim Consolidated Financial Statements (Unaudited) September 30, 2025	F-15	North American Construction Group Ltd.

Nine months ended September 30, 2025	Heavy Equipment - Australia	Heavy Equipment - Canada	Other	Eliminations	Total
Revenue from external customers	$514,233	$451,169	$12,804	$—	$978,206
Revenue from intersegment transactions	139	—	4,627	(4,257)	509
Cost of sales	362,032	320,875	11,796	(4,149)	690,554
Depreciation expense	64,532	102,544	—	(2,359)	164,717
Segment gross profits	87,808	27,750	5,635	2,251	123,444
Purchase of property, plant and equipment	132,402	101,450	—	—	233,852

Nine months ended September 30, 2024	Heavy Equipment - Australia	Heavy Equipment - Canada	Other	Eliminations	Total
Restated Notes 2, 16
Revenue from external customers	$430,701	$413,742	$14,954	$—	$859,397
Revenue from intersegment transactions	(108)	—	7,067	(6,159)	800
Cost of sales	276,822	271,458	13,405	(6,170)	555,515
Depreciation expense	45,924	90,109	—	(1,118)	134,915
Segment gross profits	107,847	52,175	8,616	1,129	169,767
Purchase of property, plant and equipment	117,626	106,196	—	—	223,822
Revenue from intersegment transactions includes transactions with the Company’s joint ventures accounted for using the equity method which are not eliminated upon consolidation.

Segment assets	September 30, 2025	December 31, 2024
		Restated Notes 2, 16
Heavy Equipment - Australia	$1,139,645	$987,634
Heavy Equipment - Canada	1,241,322	1,142,414
Other	325,242	343,690
Eliminations	(834,362)	(779,238)
	$1,871,847	$1,694,500
c) Reconciliation
Income before income taxes

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
		Restated Notes 2, 16		Restated Notes 2, 16
Total gross profit for reportable segments	$49,723	$65,914	$123,444	$169,767
Reconciling items:
General and administrative costs	12,870	10,623	33,214	35,690
Amortization of intangible assets	366	322	1,456	940
Loss (gain) on disposal of property, plant and equipment	740	348	(344)	641
Interest expense, net	15,265	15,003	42,904	44,939
Equity earnings in affiliates and joint ventures	(5,232)	(4,428)	(3,382)	(9,545)
Loss on derivative financial instruments	1,684	572	9,346	845
Change in fair value of contingent obligations	505	21,989	(9,703)	38,945
Income before income taxes	$23,525	$21,485	$49,953	$57,312

Interim Consolidated Financial Statements (Unaudited) September 30, 2025	F-16	North American Construction Group Ltd.

d) Geographic information
Revenue

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
Australia	$188,471	$149,616	$514,321	$430,593
Canada	127,289	135,166	460,127	421,845
United States	1,488	2,075	4,267	7,759
	$317,248	$286,857	$978,715	$860,197
Revenue from external customers is attributed to countries on the basis of the customer's location.
Long lived assets

	September 30, 2025	December 31, 2024
		Restated Notes 2, 16
Australia	$677,333	$584,363
Canada	736,396	699,979
	$1,413,729	$1,284,342
Long lived assets consists of property, plant and equipment, lease assets, deferred tax assets, and other assets including intangibles. Geographic information is attributed to countries based on the location of the assets.
12. Cost of sales

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
		Restated Notes 2, 16		Restated Notes 2, 16
Salaries, wages, and benefits	$97,762	$85,920	$291,337	$253,106
Repair parts and consumable supplies	32,580	36,275	171,019	141,837
Subcontractor services	49,906	22,192	148,742	72,691
Equipment and component sales	25,409	19,409	41,105	44,561
Third-party equipment rentals	6,934	6,799	19,637	22,255
Fuel	2,186	3,169	6,906	11,086
Other	3,256	3,277	11,808	9,979
	$218,033	$177,041	$690,554	$555,515
13. Interest expense, net

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
Credit Facility	$4,287	$7,418	$16,019	$21,436
Equipment financing	4,669	3,708	13,356	11,707
Senior unsecured notes	4,395	—	7,309	—
Convertible debentures	693	1,730	2,668	5,151
Interest on customer supply chain financing	—	692	—	2,539
Mortgage	230	237	695	716
Amortization of deferred financing costs	776	780	2,050	2,303
Interest expense	$15,050	$14,565	$42,097	$43,852
Other interest expense, net	215	438	807	1,087
	$15,265	$15,003	$42,904	$44,939

Interim Consolidated Financial Statements (Unaudited) September 30, 2025	F-17	North American Construction Group Ltd.

14. Financial instruments and risk management
a) Fair value measurements
The fair values of the Company’s cash, accounts receivable, accounts payable, and accrued liabilities approximate their carrying amounts due to the nature of the instrument or the relatively short periods to maturity for the instruments. The Credit Facility has a carrying value that approximates the fair value due to the floating rate nature of the debt. The promissory notes have a carrying value that is not materially different than their fair value due to similar instruments bearing similar interest rates.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		September 30, 2025		December 31, 2024
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior unsecured notes	Level 2	225,000	233,719	—	—
Financing obligations	Level 2	243,905	242,143	197,018	196,240
Convertible debentures	Level 1	55,000	56,183	129,106	168,949
Mortgage	Level 2	26,959	24,504	27,600	23,993
The Company classifies contingent obligations related to contingent consideration on the MacKellar acquisition, comprised of a contingent payment, deferred consideration and earn-out payments, as Level 3 due to the lack of relevant observable market data over fair value inputs. The contingent obligation is measured at fair value by discounting estimated future payments to the net present value using Level 3 inputs. The Company believes the discount rates used to discount the components of the contingent obligation reflect market participant assumptions.
The contingent payment is based on forecasted performance for a specific MacKellar customer which is expected to be paid in full. The deferred consideration is a MacKellar vendor-provided debt mechanism to be paid out evenly over four years. The Company uses projected MacKellar financial results to value the anticipated future earn-out payments. The estimated liability is based on forecasted information and as such, could result in a range of outcomes. The impact of a reasonably possible change of +/- 10% in forecasted net income on the fair value of the earn-out obligation is estimated to be between a $9,019 decrease to a $9,019 increase on the fair value as at September 30, 2025. During the nine months ended September 30, 2025, there has been no change in the valuation approach or technique.
Reconciliation of Level 3 recurring fair value measurements:

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
Balance, beginning of the period	$96,837	$113,828	$127,866	$115,857
Changes in fair value recognized in earnings	505	21,989	(9,703)	38,945
Changes in foreign exchange rates	2,748	3,536	3,440	5,458
Payments	—	—	(21,513)	(20,907)
Balance, end of the period	$100,090	$139,353	$100,090	$139,353
Changes in the fair value of the contingent obligations are due to adjustments in forecasted income estimates and interest accretion expense and are recorded in the Consolidated Statements of Operations and Comprehensive Income. The revised estimates for the three and nine months ended September 30, 2025, reflect a downward adjustment to forecast performance, offset by interest accretion for the periods.

Interim Consolidated Financial Statements (Unaudited) September 30, 2025	F-18	North American Construction Group Ltd.

b) Swap agreement
On May 29, 2024, the Company entered into a swap agreement on its common shares with a financial institution for risk management purposes in relation to its stock-based compensation arrangements. During the three and nine months ended September 30, 2025, the Company recognized unrealized losses of $1,684 and $9,346, respectively, on this agreement based on the difference between the par value of the shares and the expected price of the Company's shares at contract maturity. The agreement is for 583,725 shares at a par value of $26.73, and an additional 250,000 shares at a par value of $25.10. The agreements mature on May 31, 2027, and September 31, 2027, respectively, with early termination provisions. The TSX closing price of the shares as at September 30, 2025, was $19.77 ($30.98 as at December 31, 2024), resulting in a fair value of $5,394 being recorded to other long-term obligations ($3,952 recorded to other assets as at December 31, 2024) on the Consolidated Balance Sheets. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Consolidated Statements of Operations and Comprehensive Income.
During the three and nine months ended September 30, 2024, we recognized an unrealized loss of $572 and $845, respectively, on this same agreement.
During the nine months ended September 30, 2024, the Company realized a gain of $229 from a different swap agreement, which had been recorded in the prior year as unrealized. This swap agreement was completed on January 3, 2024, and the derivative financial instrument recorded on the Consolidated Balance Sheets was extinguished at that time.
c) Risk management
The Company is exposed to liquidity, market and credit risks associated with its financial instruments. Management performs a risk assessment on a continual basis to ensure that significant risks have been reviewed and assessed to reflect changes in market conditions and operating activities.
The Company is exposed to concentration risk through its revenues which is mitigated by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract. The Company has also mitigated this risk through diversification of its operations. This diversification has primarily come through investments in joint ventures which are accounted for using the equity method. Revenues of $134,946 and $392,686 for the three and nine months ended September 30, 2025 ($144,574 and $382,789 for the three and nine months ended September 30, 2024) from our share of these investments are not included in revenue reported in the consolidated financial statements.
The following customers accounted for 10% or more of revenue reported in the financial statements:

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
Customer A	30%	29%	26%	27%
Customer B	17%	25%	19%	23%
Customer C	11%	7%	11%	10%
Customer D	12%	13%	10%	13%
Customer A relates to the Heavy Equipment - Australia segment. All remaining significant customers that exceed 10% of revenue in 2025 and 2024 fall under the Heavy Equipment - Canada segment.
Where the Company generates revenue under its subcontracting arrangement with MNALP, the final end customer is represented in the table above.
The Company is largely protected against inflation risk as customer contracts contain terms that require annual price increases. The timing of these increases pose a short-term risk to financial results as cost increases are realized immediately and contractual increases are calculated using public reporting of index values, which lag actual cost increases by one to three months.

Interim Consolidated Financial Statements (Unaudited) September 30, 2025	F-19	North American Construction Group Ltd.

15. Other information
a) Supplemental cash flow information

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
Cash paid during the period for:
Interest	$13,497	$10,993	$42,212	$33,955
Income taxes	201	9,288	6,438	15,597
Cash received during the period for:
Interest	152	67	375	236
Operating subleases included in cash from operations	170	170	512	512
Non-cash transactions:
Addition of property, plant and equipment by means of finance leases	5,845	8,985	50,653	30,054
(Decrease) increase in assets held for sale, offset by property, plant and equipment	(545)	6,114	(1,913)	15,988
Non-cash working capital exclusions:
Net decrease in accounts receivable related to realized gain on derivative financial instruments	—	—	—	(4,015)
Net increase in accrued liabilities related to taxes payable	(624)	—	(1,450)	—
Net decrease (increase) in accrued liabilities related to dividend payable	45	—	(362)	—
Net decrease in accrued liabilities related to loans from affiliates and joint ventures	—	2,000	1,966	2,088
Non-cash working capital inclusions:
Net decrease (increase) in long-term prepaid expenses currently classified as other assets	18	(349)	(9)	(349)
Net increase (decrease) long-term payroll accrued liabilities currently classified as other long-term obligations	1,108	35	2,060	(151)
Net (decrease) increase in long-term contract liabilities currently classified as other long-term obligations	(13,728)	1,223	(13,615)	4,681
Non-cash working capital movement from change in foreign exchange rates:
Increase in accounts receivable	1,580	1,544	2,497	2,230
(Decrease) increase in contract assets	(81)	33	49	35
Increase in inventory	464	848	575	1,075
Increase in prepaid expenses	89	88	137	128
Increase in accounts payable	(146)	(1,183)	(2,572)	(1,658)
Increase in accrued liabilities	(1,148)	(540)	(1,616)	(995)
(Increase) decrease in contract liabilities	(66)	19	(66)	—
b) Net change in non-cash working capital
The table below represents the cash provided by (used in) non-cash working capital:

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
		Restated Notes 2, 16		Restated Notes 2, 16
Operating activities:
Accounts receivable	$21,217	$(14,249)	$(7,366)	$(62,109)
Contract assets	3,481	(3,061)	(7,984)	18,934
Inventories	516	(7,849)	(4,627)	(6,128)
Prepaid expenses and deposits	(3,002)	(763)	(870)	(1,248)
Accounts payable	(21,089)	1,399	9,377	(24,738)
Accrued liabilities	15,755	(8,291)	22	(23,457)
Contract liabilities	2,652	1,514	7,253	4,922
	$19,530	$(31,300)	$(4,195)	$(93,824)

Interim Consolidated Financial Statements (Unaudited) September 30, 2025	F-20	North American Construction Group Ltd.

16. Change in significant accounting policy - Classification of heavy equipment tires
The following tables summarize the effect of the change in accounting policy (note 2) on the Consolidated Balance Sheets as at September 30, 2025, and December 31, 2024, and the Consolidated Statement of Operations and Comprehensive Income for the three and nine months ended September 30, 2025, and 2024.

	September 30, 2025			December 31, 2024
	Without change	Effect of change	As reported	As originally reported	Effect of change	As reported
Inventories	$83,600	$(9,371)	$74,229	$74,081	$(5,054)	$69,027
Property, plant and equipment	1,375,105	11,407	1,386,512	1,246,584	5,290	1,251,874
Total assets	$1,869,811	$2,036	$1,871,847	$1,694,264	$236	$1,694,500

Accrued liabilities	$76,934	$500	$77,434	$77,908	$102	$78,010
Total liabilities	1,400,259	500	1,400,759	1,305,362	102	1,305,464

Retained earnings	178,077	1,533	179,610	156,125	146	156,271
Accumulated other comprehensive income	9,967	3	9,970	(1,090)	(12)	(1,102)
Shareholders' equity	469,552	1,536	471,088	388,902	134	389,036
Total liabilities and shareholders' equity	$1,869,811	$2,036	$1,871,847	$1,694,264	$236	$1,694,500

	Three months ended			Three months ended
	September 30, 2025			September 30, 2024
	Without change	Effect of change	As reported	As originally reported	Effect of change	As reported
Cost of sales	$224,428	$(6,395)	$218,033	$183,405	$(6,364)	$177,041
Depreciation	45,524	3,968	49,492	38,354	5,548	43,902
Gross profit	$47,296	$2,427	$49,723	$65,098	$816	$65,914

Current income tax expense (benefit)	(352)	558	206	2,238	228	2,466
Net income	$15,427	$1,869	$17,296	$13,901	$588	$14,489
Other comprehensive income	(11,153)	—	(11,153)	(1,115)	—	(1,115)
Comprehensive income	$26,580	$1,869	$28,449	$15,016	$588	$15,604

Basic net income per share	$0.53	$0.06	$0.59	$0.52	$0.02	$0.54

	Nine months ended			Nine months ended
	September 30, 2025			September 30, 2024
	Without change	Effect of change	As reported	As originally reported	Effect of change	As reported
Cost of sales	$704,671	$(14,117)	$690,554	$570,222	$(14,707)	$555,515
Depreciation	152,353	12,364	164,717	121,918	12,997	134,915
Gross profit	$121,691	$1,753	$123,444	$168,057	$1,710	$169,767

Current income tax expense	2,398	383	2,781	5,003	484	5,487
Net income	$32,339	$1,370	$33,709	$39,277	$1,226	$40,503
Other comprehensive income	(11,087)	15	(11,072)	(1,753)	—	(1,753)
Comprehensive income	$43,396	$1,385	$44,781	$41,030	$1,226	$42,256

Basic net income per share	$1.12	$0.05	$1.17	$1.47	$0.04	$1.51
17. Comparative figures
Certain comparative figures have been reclassified from statements previously presented to conform to the presentation of the current year.

Interim Consolidated Financial Statements (Unaudited) September 30, 2025	F-21	North American Construction Group Ltd.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Joseph Lambert, the Chief Executive Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of North American Construction Group Ltd. (the "issuer") for the interim period ended September 30, 2025.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework ("COSO").
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2025 and ended on September 30, 2025, that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: November 12, 2025

/s/ Joseph Lambert
Joseph Lambert, Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Jason Veenstra, the Chief Financial Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of North American Construction Group Ltd. (the "issuer") for the interim period ended September 30, 2025.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework ("COSO").
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2025, and ended on September 30, 2025, that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: November 12, 2025

/s/ Jason Veenstra
Jason Veenstra, Chief Financial Officer